 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 February 2022
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 24 February 2022 re: 2021 Full Year Results

2021 Results

News Release

Lloyds Banking Group plc

24 February 2022

Alternative performance measures

The Group uses a number of alternative performance measures, including underlying profit, in the description of its business performance and financial position. These measures are labelled with an 'A' throughout this document. Further information on these measures is set out on page 33. Unless otherwise stated, commentary on pages 1 and 2 and on pages 10 to 13 is given on an underlying basis.

Forward looking statements This news release contains forward looking statements. For further details, reference should be made to page 104.

RESULTS FOR THE FULL YEAR

"2021 has been a year of solid financial performance with successful strategic execution, ongoing investment and continued franchise growth. This has enabled the Group to deliver on its customer focused ambitions, as set out in Strategic Review 2021, as well as on Helping Britain Recover during the pandemic. It has also enabled the Group to offer high levels of capital return to our shareholders.

Building on our strong foundations, our purpose of Helping Britain Prosper forms the basis of our new strategy to profitably deliver for all of our stakeholders. We will look to deepen relationships with our existing customers, both consumers and businesses of all sizes, and meet more of their financial needs by making our great products more relevant to them and our channels simpler and more personalised to use. This will set the Group on a higher growth trajectory with more diversified revenue streams, while we retain our strong focus on cost and capital discipline. Enabled by maximising the potential of our dedicated people, technology and data capabilities, our strategy represents an exciting new chapter for Lloyds Banking Group.

I am confident that the Group's purpose, customer focus, unique business model and significant competitive strengths, embodied in our ambitious strategy will ensure the Group is able to deliver higher, more sustainable long-term returns and capital generation for our shareholders, whilst meeting the needs of broader stakeholders."

Charlie Nunn
Group Chief Executive

We are Helping Britain Recover with strong progress made under Strategic Review 2021

● Strong performance against Helping Britain Recover commitments, including lending more than £16 billion to over 80,000 first-time homebuyers (target: £10 billion), supporting over 93,000 start-ups and small businesses1 with online support, business advice and business banking accounts (target: 75,000) and expanding the funding available under the Group's discounted green finance initiatives from £3 billion to £5 billion
● Significant progress against our customer focused commitments, including maintaining the Group's record all-channel net promoter score of 69 and increasing net new open book Assets under Administration (AuA) in Insurance and Wealth by over £7 billion
● Continuing to enhance the Group's digital capabilities, with mobile app releases nearly double that of prior year and a three-fold increase in corporate clients onboarded to the Group's new cash management and payments platform

Solid financial performance with continued business momentum

● Statutory profit before tax of £6.9 billion and statutory profit after tax of £5.9 billion, benefitting from higher income and a net impairment credit. Tangible net asset value per share of 57.5 pence, up 5.2 pence per share
● Solid net income of £15.8 billion, up 9 per cent, with underlying net interest income of £11.2 billion, up 4 per cent, underlying other income of £5.1 billion, up 12 per cent and a reduction in operating lease depreciation. Underlying net interest income benefitted from increased average interest-earning banking assets, up 2 per cent and a strengthened banking net interest margin of 2.54 per cent
● Sustained cost discipline with operating costs of £7.6 billion, up 1 per cent compared to the prior year, including the impact of rebuilding variable pay. Remediation charges of £1,300 million, with £775 million in the fourth quarter, including £600 million in the quarter for HBOS Reading
● Asset quality remains strong. Net underlying impairment credit of £1.2 billion, including a net credit of £467 million in the fourth quarter, benefitting from improvements to the macroeconomic outlook for the UK, combined with robust observed credit performance

Balance sheet and capital strength further enhanced

● Loans and advances to customers at £448.6 billion, up £8.4 billion versus prior year, driven by strong growth in the open mortgage book (up £16.0 billion in the year to £293.3 billion)
● Customer deposits up £25.6 billion to £476.3 billion, with Retail current accounts up 14 per cent to £111.5 billion
● Loan to deposit ratio of 94 per cent, providing robust funding and liquidity; significant potential to lend into recovery
● Strong pro forma capital build of 210 basis points, with 51 basis points in the fourth quarter. CET1 ratio of 16.3 per cent (pro forma2), remaining ahead of the ongoing target of c.12.5 per cent, plus a management buffer of c.1 per cent
● Board has recommended a final ordinary dividend of 1.33 pence per share, resulting in a total ordinary dividend for 2021 of 2.00 pence per share, in line with the Group's progressive and sustainable ordinary dividend policy. The Board has also announced its intention to implement an ordinary share buyback programme of up to £2.0 billion, given the strong capital position of the Group

2022 guidance

Based on our current macroeconomic assumptions and the Group's new strategy, for 2022 the Group now expects:

● Banking net interest margin above 260 basis points
● Operating costs of c.£8.8 billion on the new basis, with the increase from the 2021 equivalent (£8.3 billion) reflecting stable business-as-usual costs, incremental investment and new businesses3
● Asset quality ratio to be c.20 basis points
● Return on tangible equity of c.10 per cent
● Risk-weighted assets at the end of 2022 to be c.£210 billion

1 This figure comprises both for-profit enterprises and not-for-profit enterprises, such as charities. Not-for-profit enterprises comprise approximately 10 per cent of this figure.

2 The pro forma CET1 ratio as at 31 December 2021 reflects both the dividend paid up by the Insurance business in the subsequent first quarter period and the impact of the announced ordinary share buyback programme.

3 From the first quarter of 2022 the Group will include all restructuring costs, apart from merger, acquisition and integration costs, within operating costs. Non lending-related fraud costs, currently included within underlying impairment, will also be reported as part of operating costs. See page 16. Business-as-usual costs are total operating costs less strategic investment and new businesses, including Embark and Citra Living.

INCOME STATEMENT − UNDERLYING BASISA

	2021	2020	Change
	£m	£m	%

Underlying net interest income	11,163	10,773	4
Underlying other income	5,060	4,515	12
Operating lease depreciation	(460)	(884)	48
Net income	15,763	14,404	9
Operating costs	(7,630)	(7,585)	(1)
Remediation	(1,300)	(379)
Total costs	(8,930)	(7,964)	(12)
Underlying profit before impairment	6,833	6,440	6
Underlying impairment credit (charge)	1,207	(4,247)
Underlying profit	8,040	2,193
Restructuring	(956)	(521)	(83)
Volatility and other items	(182)	(361)	50
Payment protection insurance provision	-	(85)
Statutory profit before tax	6,902	1,226
Tax (expense) credit	(1,017)	161
Statutory profit after tax	5,885	1,387

Earnings per share	7.5p	1.2p	6.3p
Dividends per share - ordinary	2.00p	0.57p	1.43p
Share buyback	2.82p	-
Share buyback value	£2.0bn	-

Banking net interest marginA	2.54%	2.52%	2bp
Average interest-earning banking assetsA	£445bn	£435bn	2
Cost:income ratioA	56.7%	55.3%	1.4pp
Asset quality ratioA	(0.27%)	0.96%
Return on tangible equityA	13.8%	2.3%	11.5pp

KEY BALANCE SHEET METRICS

	At 31 Dec 2021	At 31 Dec 2020	Change %

Loans and advances to customers	£449bn	£440bn	2
Customer deposits	£476bn	£451bn	6
Loan to deposit ratioA	94%	98%	(4pp)
CET1 ratio	17.3%	16.2%	1.1pp
Pro forma CET1 ratio1,A	16.3%	16.2%	0.1pp
Transitional MREL ratio	37.2%	36.4%	0.8pp
UK leverage ratio	5.8%	5.8%
Risk-weighted assets	£196bn	£203bn	(3)
Tangible net assets per shareA	57.5p	52.3p	5.2p

1 The pro forma CET1 ratio as at 31 December 2021 reflects both the dividend paid up by the Insurance business in the subsequent first quarter period and the impact of the announced ordinary share buyback programme.

QUARTERLY INFORMATIONA

	Quarter ended 31 Dec 2021	Quarter ended 30 Sep 2021	Quarter ended 30 Jun 2021	Quarter ended 31 Mar 2021	Quarter ended 31 Dec 2020	Quarter ended 30 Sep 2020	Quarter ended 30 Jun 2020	Quarter ended 31 Mar 2020
	£m	£m	£m	£m	£m	£m	£m	£m

Underlying net interest income	2,893	2,852	2,741	2,677	2,677	2,618	2,528	2,950
Underlying other income	1,307	1,336	1,282	1,135	1,066	988	1,235	1,226
Operating lease depreciation	(78)	(111)	(123)	(148)	(150)	(208)	(302)	(224)
Net income	4,122	4,077	3,900	3,664	3,593	3,398	3,461	3,952
Operating costs	(2,029)	(1,871)	(1,879)	(1,851)	(2,028)	(1,858)	(1,822)	(1,877)
Remediation	(775)	(100)	(360)	(65)	(125)	(77)	(90)	(87)
Total costs	(2,804)	(1,971)	(2,239)	(1,916)	(2,153)	(1,935)	(1,912)	(1,964)
Underlying profit before impairment	1,318	2,106	1,661	1,748	1,440	1,463	1,549	1,988
Underlying impairment credit (charge)	467	84	333	323	(128)	(301)	(2,388)	(1,430)
Underlying profit (loss)	1,785	2,190	1,994	2,071	1,312	1,162	(839)	558
Restructuring	(570)	(131)	(82)	(173)	(233)	(155)	(70)	(63)
Volatility and other items	(247)	(30)	95	-	(202)	29	233	(421)
Payment protection insurance provision	-	-	-	-	(85)	-	-	-
Statutory profit (loss) before tax	968	2,029	2,007	1,898	792	1,036	(676)	74
Tax (expense) credit	(548)	(429)	461	(501)	(112)	(348)	215	406
Statutory profit (loss) after tax	420	1,600	2,468	1,397	680	688	(461)	480

Banking net interest marginA	2.57%	2.55%	2.51%	2.49%	2.46%	2.42%	2.40%	2.79%
Average interest-earning banking assetsA	£449bn	£447bn	£442bn	£439bn	£437bn	£436bn	£435bn	£432bn

Cost:income ratioA	68.0%	48.3%	57.4%	52.3%	59.9%	56.9%	55.2%	49.7%
Asset quality ratioA	(0.41%)	(0.07%)	(0.30%)	(0.29%)	0.11%	0.27%	2.16%	1.30%
Return on tangible equityA	2.9%	14.5%	24.4%	13.9%	5.9%	6.0%	(6.1%)	3.7%

Loans and advances to customers	£449bn	£451bn	£448bn	£444bn	£440bn	£439bn	£440bn	£443bn
Customer deposits	£476bn	£479bn	£474bn	£462bn	£451bn	£447bn	£441bn	£428bn
Loan to deposit ratioA	94%	94%	94%	96%	98%	98%	100%	103%

Risk-weighted assets	£196bn	£201bn	£201bn	£199bn	£203bn	£205bn	£207bn	£209bn
Tangible net assets per shareA	57.5p	56.6p	55.6p	52.4p	52.3p	52.2p	51.6p	57.4p

BALANCE SHEET ANALYSIS

At 31 Dec 2021		At 30 Sep 2021	Change	At 30 Jun 2021	Change	At 31 Dec 2020	Change
	£bn	£bn	%	£bn	%	£bn	%

Loans and advances to customers
Open mortgage book	293.3	292.6		289.9	1	277.3	6
Closed mortgage book	14.2	14.8	(4)	15.3	(7)	16.5	(14)
Credit cards	14.1	13.8	2	13.6	4	14.3	(1)
UK Retail unsecured loans	8.1	8.1		8.0	1	8.0	1
UK Motor Finance	14.0	14.1	(1)	14.4	(3)	14.7	(5)
Overdrafts	1.0	1.0		1.0		0.9	11
Retail other1	10.9	10.8	1	10.5	4	10.4	5
SME2	39.0	39.8	(2)	40.4	(3)	40.6	(4)
Mid Corporates	3.3	3.7	(11)	3.8	(13)	4.1	(20)
Corporate and Institutional	46.1	46.6	(1)	44.9	3	46.0
Commercial Banking other	3.8	4.4	(14)	3.9	(3)	4.3	(12)
Wealth and Central items	0.8	0.8		2.0	(60)	3.1	(74)
Loans and advances to customers	448.6	450.5		447.7		440.2	2

Customer deposits
Retail current accounts	111.5	109.6	2	107.3	4	97.4	14
Commercial current accounts2,3	51.5	50.7	2	49.5	4	47.6	8
Retail relationship savings accounts	164.5	162.6	1	161.3	2	154.1	7
Retail tactical savings accounts	16.8	16.8		16.4	2	14.0	20
Commercial deposits2,4	116.0	123.8	(6)	124.5	(7)	122.7	(5)
Wealth and Central items	16.0	15.6	3	15.4	4	14.9	7
Total customer deposits	476.3	479.1	(1)	474.4		450.7	6

Total assets	886.6	882.0	1	879.7	1	871.3	2
Total liabilities	833.4	829.4		827.8	1	821.9	1

Ordinary shareholders' equity	47.1	46.5	1	45.8	3	43.3	9
Other equity instruments	5.9	5.9		5.9		5.9
Non-controlling interests	0.2	0.2		0.2		0.2
Total equity	53.2	52.6	1	51.9	3	49.4	8

Ordinary shares in issue, excluding own shares	70,996m	70,979m		70,956m		70,812m

1 Primarily Europe.

2 Includes Retail Business Banking.

3 Primarily non interest-bearing Commercial Banking current accounts.

4 Primarily Commercial Banking interest-bearing accounts.

GROUP RESULTS - STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRSs). The underlying results are shown on page 4. A reconciliation between the statutory and underlying results is shown on page 35.

	2021	2020	Change
Income statement	£m	£m	%

Net interest income	9,366	10,749	(13)
Other income	28,078	18,418	52
Total income1	37,444	29,167	28
Insurance claims1	(21,120)	(14,041)	(50)
Total income, net of insurance claims	16,324	15,126	8
Operating expenses	(10,800)	(9,745)	(11)
Impairment credit (charge)	1,378	(4,155)
Profit before tax	6,902	1,226
Tax (expense) credit	(1,017)	161
Profit for the year	5,885	1,387

Balance sheet	At 31 Dec 2021	At 31 Dec 2020	Change
	£m	£m	%

Assets
Cash and balances at central banks	76,420	73,257	4
Financial assets at fair value through profit or loss2	206,771	191,169	8
Derivative financial instruments	22,051	29,613	(26)
Financial assets at amortised cost	517,156	514,994
Financial assets at fair value through other comprehensive income	28,137	27,603	2
Other assets	35,990	34,633	4
Total assets	886,525	871,269	2

Liabilities
Deposits from banks3	7,647	12,698	(40)
Customer deposits3	476,344	450,651	6
Financial liabilities at fair value through profit or loss	23,123	22,646	2
Derivative financial instruments	18,060	27,313	(34)
Debt securities in issue	71,552	87,397	(18)
Liabilities arising from insurance and investment contracts	168,463	154,512	9
Other liabilities	55,076	52,378	5
Subordinated liabilities	13,108	14,261	(8)
Total liabilities	833,373	821,856	1
Total equity	53,152	49,413	8
Total equity and liabilities	886,525	871,269	2

1 Includes income and expense attributable to the policyholders of the Group's long-term assurance funds that materially offset in arriving at profit attributable to equity shareholders. These can, depending on market movements, lead to significant variances on a statutory basis in total income and insurance claims from one period to the next.

2 Contains assets measured at fair value through profit or loss arising from contracts held with reinsurers, previously included within other assets; comparatives have been presented on a consistent basis.

3 Repurchase agreements, previously reported within deposits from banks and customer deposits are now reported within other liabilities; comparatives have been presented on a consistent basis.

GROUP CHIEF EXECUTIVE'S STATEMENT

2021 was a year of continued delivery for the Group, with successful strategic execution, ongoing investment and continued franchise growth, enabling the Group to succeed in its customer focused ambitions set out in the Strategic Review 2021. This resulted in a solid financial performance, with continued business momentum and balance sheet growth. Given the Group's performance and strong capital position, the Board has recommended a final ordinary dividend of 1.33 pence per share, in line with our progressive and sustainable ordinary dividend policy and a share buyback of up to £2.0 billion, marking 2021 as a very strong year of capital return to shareholders.

During 2021 the Group focused on Helping Britain Recover, supporting customers and communities across the UK as they continued to deal with the pandemic. I am very proud of the positive impact that the Group was able to make. The dedication of colleagues and their ongoing support for customers, communities and businesses across the UK in these unique and challenging times is impressive. I would like to express my gratitude to all of our colleagues for their resilience, commitment and hard work throughout 2021.

Since joining the Group in August 2021, I have been impressed by the Group's purpose-driven culture, real customer focus, its commitment to sustainability and diversity, as well as its disciplined risk management. Building on the Group's strong foundations and distinct competitive strengths, we are today launching our new strategy to deliver for all of our stakeholders, as detailed below. I very much look forward to working with my colleagues across the Group to drive our purpose, our growth opportunities and build higher, more sustainable Group returns and capital generation.

Financial performance

In the context of continued business momentum and balance sheet growth, the Group has delivered a solid financial performance with statutory profit after tax of £5.9 billion, significantly higher than 2020. Increased profits benefitted from  higher income and the net underlying impairment credit of £1.2 billion in 2021 (2020: underlying impairment charge of £4.2 billion), driven by improvements to the macroeconomic outlook for the UK, combined with robust observed credit performance. Underlying profit before impairment of £6.8 billion was up 6 per cent on 2020, with increased average interest-earning assets, a strengthened banking net interest margin and early signs of recovery in other income, alongside a reduction in operating lease depreciation. Cost discipline was sustained, with operating costs of £7.6 billion, up 1 per cent compared to the prior year, including the impact of rebuilding variable pay in the context of stronger than expected financial performance. Remediation charges increased in the year to £1,300 million, with £775 million in the fourth quarter. The full year remediation charges relate to a number of pre-existing legacy issues and include a £790 million charge relating to HBOS Reading which reflects the Group's estimate of its full liability, albeit significant uncertainties remain. We continue to support the independent Foskett Panel re-review and Dame Linda Dobbs' independent review process as we work to bring this matter to a conclusion.

The Group has benefitted from continued balance sheet growth during the year. Loans and advances to customers were up £8.4 billion versus prior year at £448.6 billion, driven by strong net growth in the open mortgage book of £16.0 billion, the strongest in over a decade. Cards balances were down year-on-year but are showing signs of recovery with balances growing £0.5 billion in the second half. These were offset by lower SME and Mid Corporate balances given clients' high levels of liquidity, as well as the continued reduction in the closed mortgage book. Customer deposits continued to increase during the year, with significant growth of £25.6 billion since the end of 2020, including significant growth in retail current accounts and relationship savings balances, with continued inflows to our trusted brands. Deposit balances are now up c.£65 billion since the end of 2019.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Strong progress made under Strategic Review 2021

The Group launched Strategic Review 2021 last February with a focus on Helping Britain Recover and further enhancing our core capabilities. We have invested c.£0.9 billion to support our strategic initiatives, enabling us to succeed in our Helping Britain Recover commitments and achieving significant progress on our 2021 customer focused commitments. Highlights include strengthening our digital offering and attaining record levels of customer satisfaction, with the all-channel net promoter score maintained at 69 for the year; supporting over 93,000 start-ups and small businesses1, by providing our customers with online support, business advice and business banking accounts (target: 75,000); expanding the availability of affordable and quality homes by lending more than £16 billion to over 80,000 first-time buyers (target: £10 billion) and; expanding the funding available under the Group's discounted green finance initiatives from £3 billion to £5 billion.

A further priority outlined in Strategic Review 2021 was for the Group to meet more of its customers' broader financial needs. Good progress was made, with over £7 billion net new money in Insurance and Wealth open book Assets under Administration (AuA) over the period (£133 billion as at 31 December 2021). The Group also completed the acquisition of Embark early in 2022, contributing c.£37 billion of AuA on behalf of c.354,000 consumer clients. This acquisition is important as it provides a digital, mass market, direct-to-consumer proposition, complementing the Group's existing advice offerings via Schroders Personal Wealth and Cazenove Capital.

The Group completes Strategic Review 2021 in a strong position.

Our strategy

Building on our strong foundations, our purpose of Helping Britain Prosper forms the basis of our new strategy to profitably deliver for all of our stakeholders. Core to our purpose and strategy is our focus on building an inclusive society and supporting the transition to a low carbon economy. This is where we can make the biggest difference, whilst creating new avenues for our future growth. It is only by doing right by our customers, colleagues and communities that we can achieve higher, more sustainable returns for shareholders.

We have a clear strategic vision to be a UK customer-focused digital leader and integrated financial services provider, capitalising on new opportunities, at scale. We will look to deepen relationships with our existing customers, both consumers and businesses of all sizes, and meet more of their financial needs by making our great products more relevant to them and our channels simpler and more personalised to use. This will set the Group on a higher growth trajectory with more diversified revenue streams while we retain our strong focus on cost and capital discipline. Enabled through maximising the potential of our dedicated people, technology and data capabilities, our strategy represents an exciting new chapter for Lloyds Banking Group.

I am confident that the Group's purpose, customer focus, unique business model and significant competitive strengths, embodied in our ambitious strategy will ensure the Group is able to deliver higher, more sustainable long-term returns and capital generation for our shareholders, whilst meeting the needs of broader stakeholders.

Outlook

The coronavirus pandemic continues to have a significant impact on the people, businesses and communities of the UK and around the world. As we look forward into 2022, we are seeing early recovery and the macroeconomic outlook is improving, supported by the successful vaccine roll out in the UK. Although the outlook remains uncertain, particularly with regards to new virus variants, as well as the impact of inflation on the economy and households, I am confident that the Group is well-placed to deliver increased returns whilst Helping Britain Prosper, as embodied in our new strategy. This is reflected in the new guidance outlined below.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

2022 guidance

Reflecting confidence in the Group's business model and new strategy and based on our current macroeconomic assumptions, the Group now expects:

● Banking net interest margin above 260 basis points
● Operating costs of c.£8.8 billion on the new basis, with the increase from the 2021 equivalent (£8.3 billion) reflecting stable business-as-usual costs, incremental investment and new businesses2
● Asset quality ratio to be c.20 basis points
● Return on tangible equity of c.10 per cent
● Risk-weighted assets at the end of 2022 to be c.£210 billion

2024 and 2026 guidance

Based on the Group's new strategy, reflecting focus on our growth potential, improved efficiency and realising the capabilities of our people, technology and data, the Group expects:

● Return on tangible equity in excess of 10 per cent by 2024 and in excess of 12 per cent by 2026, as the full benefits of our investment are realised
● Additional revenues of c.£0.7 billion by 2024 and more than double that of c.£1.5 billion by 2026
● Business-as-usual costs2 flat in 2024 versus 2021, while costs increase only to finance new investment, enabling a cost:income ratio of less than 50 per cent by 2026
● Asset quality ratio to be less than 30 basis points over 2022 to 2024
● Capital generation of around 150 basis points per annum over 2022 to 2024, improving to 175 to 200 basis points by 2026. We are committed to returning excess capital to shareholders and expect to pay down to our target capital ratio by 2024

1 This figure comprises both for-profit enterprises and not-for-profit enterprises, such as charities. Not-for-profit enterprises comprise approximately 10 per cent of this figure.

2 From the first quarter of 2022 the Group will include all restructuring costs, apart from merger, acquisition and integration costs, within operating costs. Non lending-related fraud costs, currently included within underlying impairment, will also be reported as part of operating costs. See page 16. Business-as-usual costs are total operating costs less strategic investment and new businesses, including Embark and Citra Living.

OUR STRATEGY

Lloyds Banking Group is the largest bank and sole integrated provider of banking, insurance and wealth propositions in the UK. The Group's strong foundations have created distinctive competitive strengths. It has leading customer franchises with trusted brands, significant data assets and leading market shares. Alongside, the Group has a strong balance sheet, disciplined risk management and an efficient business model, operating at scale with strong focus on cost discipline.

Our purpose of Helping Britain Prosper drives our business model and strategic participation choices. The Group's new strategy has a clear vision to be a UK customer-focused digital leader and integrated financial services provider, capitalising on new opportunities, at scale. To this end we are embedding delivery of broader stakeholder outcomes in our strategy and the way we create value to be a truly purpose-driven organisation.

We will deliver for all our stakeholders by helping build an inclusive society and supporting the transition to a low carbon economy. Our efforts on the former will be focused on improving access to quality housing, promoting financial inclusion and education, enabling regional development and creating a more inclusive and diverse workforce with ambitious targets. To support the transition to a low carbon economy, we are reinforcing our prior commitments, reducing the carbon emissions we finance by more than 50 per cent by 2030, on the path to net zero by 2050 or sooner, with our own operations being net zero by 2030 and further sustainability outcomes embedded across business priorities.

Through our new strategy, we will transform our business, creating higher, more sustainable value for all stakeholders. We will drive revenue growth and diversification across all our main businesses, focusing on strengthening cost and capital efficiency, together with leveraging an enabling platform which maximises the potential of people, technology and data to support our business ambitions. These strategic priorities are supported by incremental investment of c.£3 billion over the next three years, and a total of c.£4 billion over five years.

Our strategy will enable the Group to deliver higher, more sustainable, returns and capital generation. The Group is targeting a return on tangible equity in excess of 10 per cent by 2024 and in excess of 12 per cent by 2026 as the full benefits of our investment are realised. This will be achieved by additional revenues of c.£0.7 billion by 2024 and more than double that of c.£1.5 billion by 2026. Our strong focus on cost discipline will ensure that we keep business-as-usual costs flat in 2024 versus 2021, whilst costs increase only to finance new investment, enabling a cost-income ratio of less than 50 per cent by 2026. The increased profitability resulting from the strategy will support capital generation of around 150 basis points per annum over 2022 to 2024, improving to 175 to 200 basis points by 2026. We are committed to returning excess capital to shareholders and paying down to our target capital ratio by 2024.

Driving revenue growth and diversification

Growth is a core focus of our strategy. Around two-thirds of our £3 billion strategic investment over the next three years is aligned to growing and diversifying revenue. We have carefully prioritised opportunities across each of our businesses to ensure we generate value in the near-term as well as creating new revenue streams which deliver over the longer-term. There are four areas of focus:

i)   Deepen and innovate in Consumer

We start from a strong position as the largest UK consumer franchise with a full set of products, leading financial services brands and record levels of customer satisfaction across our channels. We have 26 million customer relationships through our iconic and trusted brands, with over 18 million digitally active users, making us the largest digital bank in the UK. Our digital customers engage with us nearly once a day on average. Alongside, we have the largest branch network in the UK, working closely with local communities and customers. We are the market leader in mortgages, current accounts, savings and credit cards and a top three home insurance and workplace pensions provider.

OUR STRATEGY (continued)

Deepen and innovate in Consumer relationships

We serve customers directly through our three strong and trusted relationship brands - Lloyds, Halifax and Bank of Scotland. Based on our capabilities versus our current customer engagement, there is significant potential for us to grow by meeting more of our existing customers' needs. Our relationship-led business should be the first place that customers in our priority segments turn to for all of their financial needs across their lifetime.

We aim to increase the depth of our existing relationships by over 5 per cent by 2024 through providing a more personalised, relevant engagement, and offering a simple, convenient way for customers who want a more unified experience, to fulfil more of their needs in one place. As part of this we will develop a home ecosystem with integrated mortgages, green retrofit solutions and insurance products supporting our target of £10 billion of green mortgage lending by 2024. We will continue to help our customers through all channels and provide support and education to build their financial resilience and opportunities. In doing so, we aim to increase our digitally active customers by over 10 per cent by 2024, to greater than 20 million customers. Our data and analytics capability, and our digital leadership will deliver personalised engagement, offers, pricing and credit risk decisions. Payments will be a key anchor to drive greater engagement. Through enhanced propositions we aim to grow our market share in credit card spend, which is below our credit card balances share. We will innovate to meet emerging customer needs, including new direct to consumer leasing and financing solutions for electric vehicles and charging points.

Innovate and broaden our intermediary propositions

Intermediaries constitute a significant proportion of the market for certain key products, representing around 40 per cent of our total consumer income supported by our strong specialist brands, unique to our Group. Whilst we have a leading proposition and market share in Mortgages, there are opportunities to significantly leverage our scale to grow in under-represented intermediary products such as Motor Finance, Home Insurance, Protection, Individual Pensions and Investments. By making it easier for intermediaries to do business with us, the Group can deliver high quality products and services to all customer segments via reliable, low-friction, intermediated customer journeys. We will look to emulate our success in workplace pensions where we have grown market share from 10 per cent to 19 per cent since 2017.

We will protect and grow our franchise to maintain our leading intermediary market shares with our specialist brands and partnerships with major distributors. In banking, we will drive growth in new propositions such as embracing embedded finance solutions, a transport offering with more flexible finance solutions and scaling Citra Living, our private rental housing business. As part of this, we will provide £8 billion of financing and leasing for electric vehicles and plug-in hybrid electric vehicles through our Black Horse and Lex businesses by 2024. In insurance, we will strengthen our intermediary offering to capture market share as we aim to become a top three protection provider by 2025. We will build upon Embark's modern digital platform and contribute towards our target of generating more than £55 billion of new open book net flows in investment and retirement products by 2024, with between £20 billion and £25 billion invested in climate-aware strategies through Scottish Widows by 2025.

ii) Creating a new mass affluent offering

Mass affluent is an attractive and currently under-served segment. We see a clear gap in the market for a digital-first, integrated offering combining a full set of banking, insurance and investment products. This requires being able to support customers in the accumulation and decumulation stage of their lives by joining-up services across banking, housing, pensions and investments. The Group is uniquely placed to do this. It starts with the largest mass-affluent customer base in the UK of more than two million customers through its banking relationships and a complete product range at scale.

We intend to focus on the broader pool of mass affluent customers with income or wealth above £75,000, with a scale digital wealth offering and integrated banking solution. We will combine a tailored banking proposition with investments, protection and advice, leveraging our current leading capabilities and the Embark platform. We will provide a personalised banking experience through a convenient and easy-to-use digital first interface, supported by personal intervention, offering tailored products such as higher-value mortgages and lending solutions. As part of this, we are targeting an increase of over £5 billion in total banking balances for our mass affluent customers by 2024. This offering

OUR STRATEGY (continued)

will be integrated with services meeting investment needs, providing access to digital-guided advice for simple investment solutions, again supported by access to human support, if needed. As a result, we are aiming for over £7 billion of incremental net flows into our investment proposition, increasing to £25 billion by 2026.

iii) Digitising and diversifying our SME business

The Group serves over one million clients across its Business Banking and SME franchises. It is a top three player across key purpose aligned sectors including agriculture, real estate and healthcare. With a strong 20 per cent primary relationship market share of SMEs, we have an important role to play in driving growth in priority areas and regions, lifting UK productivity, supporting start-ups, growing quality jobs and supporting our clients on key issues, including sustainability. We have a significant opportunity to grow our market share in underpenetrated sectors and to meet more non lending transactional needs of our clients, especially in fast growing markets where we are underweight.

To deliver our vision we must further build our digital SME banking capability. We need to digitise front-to-back to improve client experience and enable clients to conveniently and quickly meet their needs. This is essential given changing client expectations, increasing digital engagement and competition. We aim to grow our digital product origination and fulfilment to more than 50 per cent of total volumes, with automated lending decisions for smaller loans improving time-to-cash. For new customers we will provide a quick and intuitive onboarding experience. Our digital-first offering will be complemented by sector and product specialists for their more complex needs, delivering value for our customers and the Group. Alongside digitisation, we will expand our SME proposition through merchant services, trade, cashflow lending, and broader, value added services like supporting SME transition to net zero. We are targeting over 15 per cent income growth in mid-sized SME transaction banking and working capital and, in addition, aiming for 20 per cent annual growth in new merchant services clients.

iv)    Target our Corporate and Institutional offering

The Group has a well-established, focused and disciplined Corporate and Institutional franchise, maintaining active relationships with two-thirds of the FTSE 350. The business has a significant role in delivering our purpose, including contributing to regional development and transition to net zero. We have strong core capabilities in cash, debt and risk management products, such as transaction banking, lending and rate risk management. In addition, our Corporate and Institutional offering has important synergies with the broader Group, providing product capabilities such as foreign exchange and rates management to our Consumer and SME franchises, and generating £0.5 billion of relationship income from Corporate and Institutional clients' use of the Group's motor, insurance and pension propositions.

In recent years, we have improved returns and generated material capital for the Group through disciplined participation and optimisation. Maintaining our current prudent risk appetite, we can now significantly build on this to grow in key sectors aligned to our purpose and areas where we have deep capability. By enhancing our capabilities and sector coverage, there is significant headroom to grow other income as a proportion of total income by meeting more of our existing client needs. This is illustrated by our proportion of other income being 18 percentage points lower than top quartile peers. To enable this, we will strengthen our offering with product enhancements in transaction banking, debt financing, and targeted markets investments. We will drive growth and value from our cash management and payments platform by continuing to build on the three-fold increase in corporate clients onboarded to the platform in 2021. Within transaction banking we will also launch a new supply chain proposition this year. Within debt financing, to meet the needs of our UK clients we will ensure an expanded US dollar franchise and continue to invest in our foreign exchange and Rates capabilities, targeting a top-5 GBP interest rate swaps ranking by 2024. As we fulfil our clients' borrowing needs, we will increase our balance sheet velocity and capital efficiency through a scaled originate-to-distribute model.

Our selective participation means that we are not looking to expand into regions where we do not have sufficient scale, capability or a clear UK link. Also, we will not participate outside of our core cash, debt and risk management capabilities. Through this focus, and strengthening our product capabilities, we aim to grow other operating income by more than 20 per cent by 2024. Integral to these steps, we will continue to drive our purpose outcomes by supporting goals such as regional development and building our leading green financing capability to support more clients with their transition plans. As a result, sustainable finance will represent 20 per cent of our corporate lending book by end of 2024, more than double the proportion today.

OUR STRATEGY (continued)

Strengthen cost and capital efficiency

i)   Strengthen cost efficiency

As we invest to grow and diversify our revenue, it is essential to maintain our disciplined cost approach - a key strength of the Group. These are important to create capacity for investment and growth, to increase the pace at which we can change and improve our services, and to further strengthen our resilience.

One of the key objectives is to lower the cost of technology through modernising our technology estate, leveraging public and our private cloud, decommissioning over 15 per cent of legacy applications and adopting a more agile operating model, while increasing the throughput of change. In doing so, we aim to achieve a 15 per cent gross reduction in run and change technology costs by 2024. We will reduce cost to serve through further end-to-end digitisation of customer journeys, which will drive greater efficiency in distribution, operations and servicing as we aim to increase customers served per distribution FTE by more than 10 per cent by 2024. Finally, we will reduce our central functions and office overheads. The former will be addressed through automation and process simplification and the latter will benefit from the move to hybrid ways of working and transformed workspaces, resulting in a greater than 30 per cent reduction in office footprint by 2024.

ii) Strengthen capital efficiency

The Group's capital efficient business model will be strengthened by strategic initiatives, continued rigid discipline on pricing and returns, portfolio management and enhancement of capital efficient capabilities. Our new growth initiatives reflect disciplined participation choices, focusing on new, less capital intensive, fee-generating businesses. Building and scaling an originate-to-distribute model in the Commercial bank and leveraging our synergies with Scottish Widows will increase balance sheet velocity and generate higher fee income further enhancing capital efficiency. Alongside, we will continue to use our economic value framework to assess and optimise existing portfolios, determine new business pricing and evaluate new strategic opportunities, helping ensure efficient usage and distribution of capital.

Maximise the potential of people, technology and data

Delivering this strategy will require the Group to build on the capabilities and new ways-of-working it has developed over the last few years and accelerate the pace at which it uses digital technologies and data to support customers. We seek to emulate our success in building the largest UK Retail digital bank on a larger scale across the Group. Our prior investments in technology and data provide a strong foundation for delivering on our strategy.

Our colleagues' expertise and skills are instrumental to our success. It is our people who offer the most distinctive customer experience, will drive us to innovate, take thoughtful risk and enable change at greater pace, delivering for our customers. Going forward, we will need to invest in our people and how the organisation works to deliver this strategy. This will include further developing our ways of working and culture to enable greater empowerment for the teams serving customers and innovating our products, with clear accountability to drive growth and maintain our disciplined risk approach. It will also increase collaboration and organisational 'joining-up', to serve customers better and manage risk across our divisions and functions. As a result, we are aiming to improve our employee engagement by 2024.

We will enhance our data and technology estate by taking a Group-wide approach to transforming core functions and capabilities alongside businesses to deliver value. We seek to continually deliver value and improve resilience as we progressively modernise and simplify our technology estate, including rationalising data centres and legacy applications, driving greater adoption of the cloud and increasing automation. In doing so we are aiming for 20 per cent of our applications to be on private and public cloud by 2024. As part of this we will enhance our operating model by embedding modern engineering practices, with autonomous multi-skilled teams. In doing so we will leverage data capabilities to support our business strategies across multiple use cases. We will use data ethically to create insights that deliver better customer outcomes, strengthen our own risk management process and generate value for all our stakeholders.

Our new strategy combines focus on our growth potential, improved efficiency and realising the capabilities of our people, technology and data. It represents a significant shift for the Group to better achieve our purpose. We will capitalise on our opportunities to deliver for all of our stakeholders.

SUMMARY OF GROUP RESULTS

Statutory results

The Group's statutory profit before tax for the year was £6,902 million. Statutory profit after tax was £5,885 million. Both measures benefitted from higher income and a net impairment credit given the improved macroeconomic outlook for the UK compared to the prior year. In the fourth quarter of the year, statutory profit before tax was £968 million and statutory profit after tax was £420 million, a reduction on the run rate in the first three quarters of 2021, primarily reflecting increased remediation and restructuring costs.

The Group's statutory income statement includes income and expense attributable to the policyholders of the Group's long-term assurance funds. These items materially offset in arriving at profit attributable to equity shareholders but can, depending on market movements, lead to significant variances on a statutory basis between total income and insurance claims from one period to the next. In the year to 31 December 2021, due to strong market conditions, the Group recognised significant gains on policyholder investments within total income which were materially offset by the corresponding growth in insurance and investment contract liabilities, recognised as an increase in the insurance claims expense and an increase in the amounts payable to unit holders in the Group's consolidated open-ended investment companies, recognised within net interest income.

Total statutory income, net of insurance claims for the year was £16,324 million, an increase of 8 per cent on 2020, reflecting strong growth within the open mortgage book, positive insurance assumption and methodology changes and strong returns in the Group's equity investments businesses. The Group has maintained its focus on cost management, whilst continuing to invest in the business with total statutory operating expenses up 11 per cent on the prior year. This included the impact of rebuilding variable pay in the context of continued stronger than expected financial performance within both income and impairment, as well as the increased remediation and restructuring costs.

The Group's balance sheet reflects continued franchise growth during the year. Loans and advances to customers are up 2 per cent on the prior year at £448.6 billion. This was driven by strong growth in open mortgage book net lending of £16.0 billion in the year, reflecting the strength of the UK housing market. Customer deposits increased by £25.6 billion in the year to £476.3 billion, with continued inflows to the Group's trusted brands. This included Retail current account growth of £14.1 billion, driven by continued reduced levels of customer spending.

Assets and liabilities associated with the policyholders of the Group's long-term assurance funds are included in the Group's statutory balance sheet. These items have no material impact upon the net assets attributable to equity shareholders but their movements, which depend on market movements, can lead to significant variances, predominantly in financial assets at fair value through profit or loss and liabilities arising from insurance and investment contracts, from one period to the next. In the year to 31 December 2021, due to strong market conditions, significant growth was seen in policyholder investments, primarily within financial assets at fair value through profit or loss. This was materially offset by an increase in the corresponding insurance and investment contract liabilities.

The Group's CET1 capital ratio increased over the year to 17.3 per cent.

SUMMARY OF GROUP RESULTS (continued)

Underlying resultsA

The Group's underlying profit for 2021 was £8,040 million, compared to an underlying profit of £2,193 million in 2020, reflecting solid financial performance alongside the improved macroeconomic outlook for the UK. In particular, the Group recognised a net underlying impairment credit of £1,207 million in 2021, compared to a net charge of £4,247 million in 2020. Underlying profit before impairment for the year of £6,833 million is up 6 per cent against 2020. Within this, net income was higher than in 2020 at £15,763 million, partly offset by higher total costs, largely driven by higher remediation charges.

Net incomeA

	2021	2020	Change
	£m	£m	%

Underlying net interest income	11,163	10,773	4
Underlying other income	5,060	4,515	12
Operating lease depreciation	(460)	(884)	48
Net incomeA	15,763	14,404	9

Banking net interest marginA	2.54%	2.52%	2bp
Average interest-earning banking assetsA	£444.6bn	£435.0bn	2

Net income performance of £15,763 million was solid and 9 per cent higher than in the prior year, reflecting both increased underlying net interest income and increased underlying other income in the year, alongside a reduction in the charge for operating lease depreciation.

Underlying net interest income of £11,163 million was up 4 per cent year-on-year, benefitting from an increase in average interest-earning banking assets and a strengthened banking net interest margin of 2.54 per cent, up 2 basis points compared to 2020. Average interest-earning banking assets were up 2 per cent on the prior year at £444.6 billion, driven by strong growth in the open mortgage book and the benefit of a full year of government-backed lending business. This was partially offset by increased levels of optimisation within Commercial Banking, the repayment of revolving credit facilities provided to support commercial clients during the pandemic and lower average balances in the closed mortgage book, credit cards, and UK Motor Finance for 2021. The banking net interest margin in the fourth quarter of 2.57 per cent, up 2 basis points on the third quarter, reflected the positive impact of improved structural hedge income and lower funding costs. Based on its current macroeconomic assumptions, particularly including interest rate assumptions, the Group expects the banking net interest margin in 2022 to be above 260 basis points.

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 December 2021 the Group's structural hedge had an approved capacity of £240 billion. This represents a prudent increase from £210 billion at year end 2020 and £185 billion at year end 2019, on the basis of substantially greater deposit growth since year end 2019 (growth of £65 billion) added to continued review of deposits to assess their eligibility for the structural hedge. The nominal balance of the structural hedge was £240 billion at 31 December 2021 (31 December 2020: £186 billion) with a weighted-average duration of about three-and-a-half years (31 December 2020: about two-and-a-half years). The Group generated £2.2 billion of total gross income from the structural hedge balances in the year (2020: £2.4 billion).

Underlying other income of £5,060 million in 2021 was 12 per cent higher than in 2020, with £1,307 million in the fourth quarter. The 2021 performance reflected recovering levels of customer activity, strong returns in the Group's equity investment businesses (including Lloyds Development Capital) and a positive impact from assumption and methodology changes in Insurance and Wealth (largely in the fourth quarter) compared to a negative impact in 2020. This was partly offset by a reduced Lex fleet size and lower levels of gilt sales.

SUMMARY OF GROUP RESULTS (continued)

Within Retail, underlying other income was broadly in line with prior year, with the effects of recovering levels of customer activity and improved current account performance offset by the continuing impact of a reduced Lex fleet size due to contraction of the corporate fleet and new vehicle supply issues. Commercial Banking underlying other income was broadly stable compared to prior year despite lower income from financial markets. Insurance and Wealth underlying other income (£1,432 million) was 15 per cent higher than the prior year (£1,250 million), largely reflecting the impact of £111 million of positive assumption and methodology changes, of which c.£80 million occurred in the fourth quarter. Underlying other income associated with the Group's equity investments businesses, including Lloyds Development Capital, was £682 million (2020: £281 million), with £151 million recognised in the fourth quarter.

Operating lease depreciation reduced to £460 million (2020: £884 million) as a result of significantly stronger used car prices, combined with the continued impact of a reduced Lex fleet size given industry wide supply constraints in the new car market and contraction of the corporate fleet.

Total costsA

	2021	2020	Change
	£m	£m	%

Operating costsA	7,630	7,585	(1)
Remediation	1,300	379
Total costsA	8,930	7,964	(12)

Cost:income ratioA	56.7%	55.3%	1.4pp

Total costs of £8,930 million were 12 per cent higher than in 2020, driven by slightly increased operating costs and significantly higher remediation charges. The Group has maintained its focus on cost management. Operating costs of £7,630 million, 1 per cent higher than 2020, included the accelerated rebuild of variable pay in the context of continued stronger than expected financial performance. The Group's cost:income ratio was 56.7 per cent.

From the first quarter of 2022 the Group will report all restructuring costs, with the exception of merger, acquisition and integration costs, within operating costs. Non lending-related fraud costs, currently included within underlying impairment, will also be reported as part of operating costs. On this new basis, based on current macroeconomic assumptions, operating costs are expected to be c.£8.8 billion in 2022, with the increase from the 2021 equivalent (£8.3 billion) reflecting stable business-as-usual costs, incremental investment and new businesses. Operating costs on the new basis are expected to be stable throughout the period 2022 to 2024.

Remediation charges increased significantly to £1,300 million. This includes the costs in relation to HBOS Reading, the previously announced £91 million regulatory fine relating to the past communication of historical home insurance renewals and redress and operational costs in respect of litigation and other ongoing legacy programmes. During 2021, £790 million has been recognised in relation to HBOS Reading estimated future awards and operational costs, of which £600 million was recognised in the fourth quarter. This reflects the Group's estimate of its full liability and includes the expected future cost in relation to the independent Foskett Panel re-review, operational costs in relation to Dame Linda Dobbs' review which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group during the period January 2009 to January 2017 and other programme costs. The final outcome could be significantly different once the re-review is concluded.

SUMMARY OF GROUP RESULTS (continued)

Underlying impairmentA

Asset quality remains strong, with sustained low levels of new to arrears during the year. Underlying impairment was a net credit of £1,207 million in the year, compared to a net charge of £4,247 million in 2020, largely driven by improvements to the economic outlook. Within this, a charge of £557 million (2020: £1,610 million) was incurred before the impact of economic outlook revisions, primarily split between a charge of £887 million for Retail and a £324 million net credit for Commercial Banking. The net credit in Commercial Banking reflects credit quality improvements and lower cases flowing into default as well as a smaller overall balance sheet. The overall net credit in the year was driven by a £1,699 million release of expected credit loss (ECL) allowances, based upon improvements to the macroeconomic outlook for the UK, £601 million of which was recognised in the fourth quarter given a stronger economic outlook than previously forecasted.

	2021	2020	Change
	£m	£m	%

Charges (releases) pre-updated multiple economic scenarios1
Retail	887	1,359	35
Commercial Banking	(324)	252
Other	(6)	(1)
	557	1,610	65

Coronavirus impacted restructuring cases2	(65)	403

Updated economic outlook
Retail	(1,172)	1,025
Commercial Banking	(527)	809
Other	-	400
	(1,699)	2,234
Underlying impairment (credit) chargeA	(1,207)	4,247

Asset quality ratioA	(0.27%)	0.96%

1 Charges (releases) based on economic outlook as at 31 December 2019, prior to the impact of the coronavirus pandemic on expected losses.

2 Additional (releases) charges on cases subject to restructuring at the end of 2019, where the coronavirus pandemic is considered to have had a direct effect upon the recovery strategy.

Overall the Group's loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to credit risk with high levels of security. The Group's ECL allowance reduced in the year by £2.4 billion to £4.5 billion following improvements to the economic outlook, although it remains c.£0.3 billion higher than at the end of 2019 (31 December 2020: £6.9 billion, 31 December 2019: £4.2 billion). As noted above, observed credit performance remained robust in the year, with the flow of assets into arrears, defaults and write-offs remaining at low levels.

The Group's IFRS 9 base case economic scenario used to calculate the ECL allowance assumes that unemployment will remain close to the reduced level of c.4.3 per cent observed in the fourth quarter following the end of the coronavirus job retention scheme. The ECL allowance continues to reflect a probability-weighted view of future economic scenarios built out from the base case and its associated conditioning assumptions, with a 30 per cent weighting applied to base case, upside and downside scenarios and a 10 per cent weighting to the severe downside. All scenarios have improved since the start of the year, following the changes made to the base case outlook.

SUMMARY OF GROUP RESULTS (continued)

The management adjustments to address unprecedented conditions and specific model limitations resulting from the pandemic have reduced by c.£0.1 billion over the year. Following increases during the first nine months of the year, c.£0.4 billion has been released in the fourth quarter, which was partially offset by c.£0.1 billion of this amount now captured in modelled ECL. The Group continues to retain in total £0.8 billion of net management judgements in respect of coronavirus (31 December 2020: c.£0.9 billion). £0.4 billion of this is held within portfolios to reflect the expected base case and mitigate remaining risks within the base case not captured fully by models. In addition, the central adjustment introduced in 2020 has also been maintained at the same level of £0.4 billion to recognise the greater downside risks outside of the base case conditioning assumptions and the probability-weighted view of economic scenarios, such as new virus strains emerging. The quantum of this adjustment is equivalent to a c.15 percentage points higher weighting of the severe downside scenario (31 December 2020: c.10 percentage point), noting that the latest severe scenario is more favourable than that held at 31 December 2020.

Stage 2 loans and advances to customers decreased to £41.7 billion (31 December 2020: £60.5 billion), equivalent to 8.3 per cent (31 December 2020: 12.0 per cent) of total loans and advances to customers, as a result of the improvements in economic outlook. Of these, 86 per cent are up to date (31 December 2020: 89 per cent). Stage 3 loans and advances to customers of £8.7 billion (31 December 2020: £9.1 billion) as a proportion of the portfolio have remained stable against prior year at 1.7 per cent. Continued low levels of flows to arrears and default have so far been sustained, post the removal of government support and payment holidays. The Group's ECL coverage of Stage 2 assets decreased to 3.5 per cent (31 December 2020: 4.5 per cent), again reflecting the improved economic outlook.

Coverage of Stage 3 assets has decreased to 24.7 per cent (31 December 2020: 28.6 per cent) primarily due to an increase in Stage 3 Retail Bounce Back Loan Scheme assets which hold zero ECL due to the government guarantee in place, the improved macroeconomic outlook and a small number of single name releases in Commercial Banking (including on coronavirus impacted restructuring cases).

On the basis of the Group's updated base case and current underlying performance the Group expects the 2022 asset quality ratio to be c.20 basis points.

Restructuring, volatility and other items

	2021	2020	Change
	£m	£m	%

Underlying profitA	8,040	2,193
Restructuring	(956)	(521)	(83)
Volatility and other items
Market volatility and asset sales	87	(59)
Amortisation of purchased intangibles	(70)	(69)	(1)
Fair value unwind	(199)	(233)	15
	(182)	(361)	50
Payment protection insurance provision	-	(85)
Statutory profit before tax	6,902	1,226
Tax (expense) credit	(1,017)	161
Statutory profit after tax	5,885	1,387

Earnings per share	7.5p	1.2p	6.3p
Return on tangible equityA	13.8%	2.3%	11.5pp

Further information on the reconciliation of underlying to statutory results is included on page 35.

SUMMARY OF GROUP RESULTS (continued)

Restructuring

	2021	2020	Change
	£m	£m	%

Severance costs	(109)	(156)	30
Property transformation	(123)	(146)	16
Technology research and development	(155)	(61)
Regulatory programmes	(60)	(42)	(43)
Other	(57)	(46)	(24)
Mergers and acquisitions, integration and write-offs	(452)	(70)
Total restructuring	(956)	(521)	(83)

Restructuring costs of £956 million were 83 per cent higher than in 2020 with £570 million incurred in the fourth quarter, including a c.£400 million software write-off as the Group invests in new technology and systems infrastructure, partly offset by lower property transformation and severance costs. From the first quarter of 2022 all restructuring costs, with the exception of merger, acquisition and integration costs, will be reported as part of the Group's operating costs. Merger, acquisition and integration costs will continue to be reported after underlying profit.

Volatility and other items reflected a net loss of £182 million in 2021, comprising £87 million of positive market volatility and asset sales, £70 million of amortisation of purchased intangibles and £199 million of fair value unwind. Market volatility and asset sales included a benefit of £238 million from positive insurance and banking volatility (driven mainly by narrowing bond spreads and increased inflation, partly offset by increasing interest rates), and a loss of £101 million relating to liability management exercises recognised in the fourth quarter.

Tax

The Group recognised a tax expense of £1,017 million for the year, including a credit of £954 million arising on the remeasurement of deferred tax assets following the announcement, and subsequent substantive enactment, by the UK Government of a corporation tax rate increase from 19 per cent to 25 per cent on 1 April 2023. The Group expects a medium term effective tax rate of around 27 per cent which includes the effects of both the increase in corporation tax rate and the expected reduction from 8 per cent to 3 per cent of the rate of banking surcharge from 1 April 2023. An explanation of the relationship between the tax expense and the Group's accounting profit for the year is set out on page 97.

Return on tangible equityA

The return on tangible equity for 2021 was 13.8 per cent (2020: 2.3 per cent), or 11.4 per cent (2020: 1.4 per cent) excluding the remeasurement of deferred tax assets. Returns benefitted from the net impairment credit in the year. Earnings per share were 7.5 pence (2020: 1.2 pence).

Subject to the economic outturn and market volatility, the Group expects the return on tangible equity for 2022 to be c.10 per cent.

SUMMARY OF GROUP RESULTS (continued)

Balance sheet

	At 31 Dec 2021	At 31 Dec 2020	Change %

Loans and advances to customers	£448.6bn	£440.2bn	2
Customer deposits	£476.3bn	£450.7bn	6
Loan to deposit ratioA	94%	98%	(4pp)

Wholesale funding	£91.4bn	£109.4bn	(16)
Wholesale funding <1 year maturity	£30.3bn	£34.3bn	(12)
Of which money-market funding <1 year maturity1	£16.1bn	£21.5bn	(25)
Liquidity coverage ratio - eligible assets2	£140.2bn	£141.7bn	(1)
Liquidity coverage ratio3	135%	136%	(1pp)

1 Excludes balances relating to margins of £3.8 billion (31 December 2020: £5.3 billion).

2 Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.

3 The Liquidity coverage ratio is calculated as a simple average of month end observations over the previous 12 months.

Loans and advances to customers of £448.6 billion increased 2 per cent on the prior year, driven by strong growth in the open mortgage book of £16.0 billion in the year, reflecting the strength of the UK housing market. Total customer deposits were up £25.6 billion in the year, to £476.3 billion, with continued inflows to the Group's trusted brands. This included Retail current account growth of £14.1 billion in 2021, driven by inflows to trusted brands and continued reduced levels of customer spending.

The Group has maintained its robust funding and liquidity position with a loan to deposit ratio of 94 per cent, down 4 percentage points on 2020, largely driven by increased customer deposits.

The Group continued to access wholesale funding across a variety of currencies and markets. The Group has made net drawings of £16.3 billion from the Term Funding Scheme with additional incentives for SMEs (TFSME) in 2021, taking the total outstanding amount to £30 billion at 31 December 2021. Overall, total wholesale funding reduced to £91.4 billion at 31 December 2021 (31 December 2020: £109.4 billion) primarily as a result of the growth in customer deposits and TFSME drawings.

SUMMARY OF GROUP RESULTS (continued)

Capital

	At 31 Dec 2021	At 31 Dec 2020	Change %

CET1 ratio	17.3%	16.2%	1.1pp
Pro forma CET1 ratio1,A	16.3%	16.2%	0.1pp
Transitional total capital ratio	23.6%	23.3%	0.3pp
Transitional MREL ratio	37.2%	36.4%	0.8pp
UK leverage ratio	5.8%	5.8%
Risk-weighted assets	£196bn	£203bn	(3)

Shareholders' equity	£47bn	£43bn	9
Tangible net assets per shareA	57.5p	52.3p	5.2p

1 The pro forma CET1 ratio as at 31 December 2021 reflects both the dividend paid up by the Insurance business in the subsequent first quarter period and the impact of the announced ordinary share buyback programme.

Capital movements	bps

Banking build (pre-underlying impairment credit)	210
Insurance dividend	16
Impairment credit net of IFRS 9 transitional relief release	(19)
Risk-weighted assets1	58
Fixed pension contributions	(41)
Other movements	(14)
Pro forma capital build	210
Ordinary dividends	(77)
Share buyback accrual	(108)
Variable pension contributions2	(10)
Pro forma net movement in CET1 ratio	15

1 Excluding movement in threshold risk-weighted assets.

2 Based upon in year shareholder distributions.

The Group's CET1 capital ratio (after announced distributions) increased by 15 basis points over the year to 16.3 per cent on a pro forma basis, compared to 16.2 per cent at 31 December 2020. The strong pro forma capital build of 210 basis points for the year largely reflected banking profitability (pre-underlying impairment credit) of 210 basis points, with a limited impairment offset of 19 basis points, being the net impact of IFRS 9 transitional relief reduction and the underlying impairment credit for the year. The capital build also benefitted from a reduction in risk-weighted assets equivalent to 58 basis points and 16 basis points for the final dividend received from the Insurance business in February 2022 (£300 million). These positives offset fixed pension contributions made to the defined benefit pension schemes of 41 basis points and other movements of 14 basis points which include around 30 basis points for the impact of the equity provided to Insurance to fund the acquisition of Embark. The pro forma CET1 capital ratio reduced by a further 185 basis points in respect of the full year ordinary dividend and the announced share buyback programme. In addition, variable pension contributions of 10 basis points, based upon a proportion of in year shareholder distributions, were made to the main defined benefit pension schemes in December.

Excluding the Insurance dividend received in February 2022 and the impact of the announced ordinary share buyback programme, the Group's CET1 capital ratio at 31 December 2021 was 17.3 per cent (31 December 2020: 16.2 per cent).

SUMMARY OF GROUP RESULTS (continued)

Risk-weighted assets at £196.0 billion reduced by £6.7 billion during the year, including £4.7 billion in the fourth quarter. This was driven primarily by optimisation activity undertaken in Commercial Banking, partially offset by balance sheet growth in the business. Credit migrations have had a limited impact on the risk-weighted asset position in part due to the increase in house prices.

On 1 January 2022 the Group's risk-weighted assets increased to £212 billion on a pro forma basis, reflecting the impact of regulatory changes that include the implementation of new CRD IV mortgage, retail unsecured and commercial banking models and revised counterparty credit risk measurement rules (SA-CCR) following the UK implementation of the remainder of CRR 2. These were partially offset by the removal of risk-weighted assets linked to the reversal of the revised treatment previously applied to intangible software assets and other movements. The new CRD IV models are subject to finalisation and approval by the PRA and therefore uncertainty over the final impact remains.

The pro forma CET1 capital ratio on 1 January 2022 reduced by around 230 basis points to 14.0 per cent, reflecting the above increase in risk-weighted assets and other related modelled impacts, in addition to the capital impact of the treatment of intangible software assets and phased reductions in IFRS 9 transitional relief. The full impact of the regulatory changes has been absorbed through the retention of surplus capital (post announced distributions) that was held aside for this purpose. The Group's pro forma CET1 capital ratio after reflecting the regulatory changes remains strong and above the Group's target capital level and minimum regulatory capital requirements. The Board remains committed to capital returns and intends to pay down to its capital target within the course of the current plan by 2024.

The Group's CET1 regulatory minimum capital requirement is currently around 11 per cent.

In December 2021 the Financial Policy Committee (FPC) of the Bank of England announced that the UK countercyclical capital buffer rate will increase from nil to 1 per cent in December 2022, with an expectation that it will increase to 2 per cent in the second quarter of 2023. This would represent an equivalent increase in the Group's countercyclical capital buffer to 0.9 per cent in December 2022 and to 1.8 per cent in the second quarter of 2023, based on the position at 31 December 2021 and reflective of the concentration of exposures of the Group to the UK market.

The PRA reduced the Group's nominal Pillar 2A CET1 capital requirement during the year. It was the equivalent of around 2.1 per cent of risk-weighted assets as at 31 December 2021.

In December 2020 the PRA introduced a reduction to the Group's Pillar 2A requirement linked to the setting of a 2 per cent UK countercyclical capital buffer rate under normal conditions (as defined by the FPC). In line with PRA policy, the reduction is currently fully offset by other regulatory capital buffers at the CET1 level whilst the UK countercyclical capital buffer rate remains at nil. This offset is expected to unwind going forward as the UK countercyclical capital buffer rate increases to 2 per cent in line with the FPC announcement, effectively allowing the reduction of the PRA requirement to take effect.

The Board's view of the ongoing level of CET1 capital required to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent, plus a management buffer of around 1 per cent.

SUMMARY OF GROUP RESULTS (continued)

Pensions

During 2021 the valuations of the Group's three main defined benefit pension schemes were agreed with the scheme trustees. The latest annual update as at 31 December 2020 showed the funding deficit had improved to £6.0 billion from the £7.3 billion shown at the 31 December 2019 triennial valuation. The revised deficit included an allowance for the impact of RPI reform as announced by the Chancellor of the Exchequer in November 2020 which is currently subject to judicial review in 2022.

Under the agreed recovery plans, the Group will make c.£0.8 billion of fixed contributions to the pension schemes per annum, plus a further 30 per cent of in-year capital distributions to ordinary shareholders, up to a limit on total deficit contributions of £2.0 billion per annum, payable until the 2019 deficit has been removed. A total of £1,064 million of deficit contributions were paid in 2021. The Group continues to provide security to these pension schemes, with corporate guarantees and collateral pledged, whilst also making additional annual contributions for future service and scheme running costs.

The next triennial valuation will take place as at 31 December 2022 with the outcome to be agreed by 31 March 2024.

Dividend and share buyback

The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return surplus capital through buybacks or special dividends.

Given the Group's solid financial performance and strong capital position at the year end, the Board has recommended a final ordinary dividend of 1.33 pence per share. This is in addition to the interim ordinary dividend of 0.67 pence per share that was announced in the 2021 half year results. The recommended total ordinary dividend per share for 2021 is therefore 2.00 pence per share. The Board has also announced its intention to implement an ordinary share buyback of up to £2.0 billion which will commence as soon as is practicable and is expected to be completed by 31 December 2022. The Board intends to return surplus capital by way of a buyback programme given the amount of surplus capital, the normalisation of ordinary dividends and the flexibility that a buyback programme offers. Given the total ordinary dividend of 2.00 pence per share and the intended ordinary share buyback, equivalent to up to 2.82 pence per share, the total capital return in respect of 2021 will be up to 4.82 pence per share, equivalent to £3.4 billion.

The Board remains committed to future capital returns. Going forward, the Board intends to maintain its progressive and sustainable ordinary dividend policy and due consideration will be given to further excess capital returns at the end of the year as appropriate. The Board intends to pay down to its capital target within the course of the current plan, by 2024.

SEGMENTAL ANALYSIS - UNDERLYING BASISA

2021	Retail	Commercial Banking	Insurance and Wealth	Equity Investments and Central Items	Group
	£m	£m	£m	£m	£m

Underlying net interest income	8,643	2,363	70	87	11,163
Underlying other income	1,736	1,277	1,432	615	5,060
Operating lease depreciation	(442)	(18)	-	-	(460)
Net income	9,937	3,622	1,502	702	15,763
Operating costs	(4,724)	(1,857)	(956)	(93)	(7,630)
Remediation	(360)	(830)	(123)	13	(1,300)
Total costs	(5,084)	(2,687)	(1,079)	(80)	(8,930)
Underlying profit before impairment	4,853	935	423	622	6,833
Underlying impairment credit	285	916	4	2	1,207
Underlying profit	5,138	1,851	427	624	8,040

Banking net interest marginA	2.47%	2.99%			2.54%
Average interest-earning banking assetsA	£361.5bn	£82.1bn	£1.0bn	-	£444.6bn
Asset quality ratioA	(0.08%)	(1.05%)			(0.27%)
Loans and advances to customers1	£363.7bn	£84.1bn	£1.0bn	(£0.2bn)	£448.6bn
Customer deposits	£318.0bn	£142.3bn	£15.6bn	£0.4bn	£476.3bn
Risk-weighted assets	£98.3bn	£69.6bn	£1.3bn	£26.8bn	£196.0bn

2020	Retail	Commercial Banking	Insurance and Wealth	Equity Investments and Central Items	Group
	£m	£m	£m	£m	£m

Underlying net interest income	8,384	2,357	49	(17)	10,773
Underlying other income	1,733	1,292	1,250	240	4,515
Operating lease depreciation	(856)	(28)	-	-	(884)
Net income	9,261	3,621	1,299	223	14,404
Operating costs	(4,761)	(1,851)	(902)	(71)	(7,585)
Remediation	(125)	(210)	(50)	6	(379)
Total costs	(4,886)	(2,061)	(952)	(65)	(7,964)
Underlying profit before impairment	4,375	1,560	347	158	6,440
Underlying impairment charge	(2,384)	(1,464)	(9)	(390)	(4,247)
Underlying profit (loss)	1,991	96	338	(232)	2,193

Banking net interest marginA	2.52%	2.83%			2.52%
Average interest-earning banking assetsA	£345.5bn	£88.6bn	£0.9bn	-	£435.0bn
Asset quality ratioA	0.69%	1.53%			0.96%
Loans and advances to customers1	£350.9bn	£86.2bn	£0.9bn	£2.2bn	£440.2bn
Customer deposits	£290.2bn	£145.6bn	£14.1bn	£0.8bn	£450.7bn
Risk-weighted assets	£99.0bn	£75.0bn	£1.3bn	£27.4bn	£202.7bn

1 Equity Investments and Central Items includes a £400 million ECL central adjustment that has not been allocated to specific portfolios.

DIVISIONAL RESULTS

RETAIL

Retail offers a broad range of financial service products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build deep and enduring relationships that meet more of its customers' financial needs and improve their financial resilience throughout their lifetime, with personalised products and services. Retail operates the largest digital bank and branch network in the UK and continues to improve service levels and reduce conduct risk, whilst working within a prudent risk appetite. Through investment in our strategic priority areas, alongside increasing use of data, we will deepen existing consumer relationships and broaden our intermediary offering, to improve customer experience, operational efficiency and enable increasingly tailored propositions.

Strategic progress

● Record net promoter score maintained at 69, reflecting the Group's focus on improving customer experience
● Maintained UK's largest digital bank, with over 18 million digitally active customers, who log on 26 times per month on average. Over 14 million customers now use the Group's mobile apps
● Continued innovation; first high street bank app to allow management of third party subscriptions and setting variable contactless limits. Credit score hub launched, to help and support customers with their financial wellbeing
● Further modernisation of technology architecture; record mobile app releases, 180 per cent of previous year and the first high street bank to give customers the ability to settle credit card balances via open banking, c.2.8 million uses since launch
● Expanded the availability of affordable and quality homes, with strong net open mortgage book growth of £16.0 billion. The Group exceeded its £10 billion target for lending to first-time buyers; more than £16 billion lent to over 80,000 customers
● Supporting families to build money management capabilities; including launch of children's banking and savings proposition. Delivered new credit card cashback proposition, rewarding customers for making purchases
● Strengthened current account proposition; Halifax is the most switched to bank in the UK since the launch of the Current Account Switch Service
● Supported businesses to recover, adapt, and grow; including launch of the business banking finance assistance team. Over 93,000 start-ups and small businesses1 supported, by providing online support, business advice and business banking accounts, against the Group's target of 75,000
● Helping the transition to a low carbon economy; now funding over one in ten registered battery electric cars in the UK. Launched online support tool aiding transition to electric and hybrid cars, and new electric car salary sacrifice scheme

Financial performance

● Underlying net interest income 3 per cent higher, benefitting from mortgage and business banking balance growth, offset by lower unsecured balances due to reduced levels of activity and demand during the pandemic
● Underlying other income broadly in line with prior year; improved current account performance offset by market driven reductions in Lex fleet size. Operating lease depreciation decreased by 48 per cent, as a result of significantly stronger used car prices and the reduced Lex fleet size
● Operating costs 1 per cent lower, reflecting benefit of efficiency initiatives offset by increased variable pay costs. Remediation charges increased to £360 million, driven by pre-existing programmes
● Underlying impairment credit of £285 million in 2021, underpinned by benign credit environment and strong asset quality given improvements to the macroeconomic outlook for the UK
● Customer lending increased 4 per cent, driven by strong net open mortgage book growth of £16.0 billion, partially offset by the continued run off of the closed mortgage book and lower unsecured balances, the latter experiencing some recovery in the second half of 2021
● Customer deposits increased 10 per cent with continued inflows to the Group's trusted brands
● Risk-weighted assets down 1 per cent, reflecting lower operational risk and lower unsecured balances, offset by the larger mortgage book

1 Comprises for-profit and not-for-profit enterprises, such as charities. Not-for-profit enterprises comprise c.10 per cent of this figure.

Retail performance summary

	2021	2020	Change
	£m	£m	%

Underlying net interest income	8,643	8,384	3
Underlying other income	1,736	1,733
Operating lease depreciation	(442)	(856)	48
Net income	9,937	9,261	7
Operating costs	(4,724)	(4,761)	1
Remediation	(360)	(125)
Total costs	(5,084)	(4,886)	(4)
Underlying profit before impairment	4,853	4,375	11
Underlying impairment credit (charge)	285	(2,384)
Underlying profit	5,138	1,991

Banking net interest marginA	2.47%	2.52%	(5bp)
Average interest-earning banking assetsA	£361.5bn	£345.5bn	5
Asset quality ratioA	(0.08%)	0.69%

	At 31 Dec 2021	At 31 Dec 2020	Change
	£bn	£bn	%

Open mortgage book	293.3	277.3	6
Closed mortgage book	14.2	16.5	(14)
Credit cards	14.1	14.3	(1)
UK unsecured loans	8.1	8.0	1
UK Motor Finance	14.0	14.7	(5)
Business Banking	8.1	8.8	(8)
Overdrafts	1.0	0.9	11
Other1	10.9	10.4	5
Loans and advances to customers	363.7	350.9	4
Operating lease assets	4.1	3.9	5
Total customer assets	367.8	354.8	4

Current accounts	111.5	97.4	14
Relationship savings2	189.7	178.8	6
Tactical savings	16.8	14.0	20
Customer deposits	318.0	290.2	10

Risk-weighted assets	98.3	99.0	(1)

1 Primarily Europe.

2 Includes Business Banking.

COMMERCIAL BANKING

Commercial Banking serves Small and Medium sized businesses and Corporate and Institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services. Through investment in digital capability and product development, Commercial Banking will deliver an enhanced customer experience through a digital first SME model and expanded client propositions, generating diversified capital-efficient growth and supporting customers on their transition to net zero.

Strategic progress

● Helping Britain Recover through support from 1,100 business specialists in communities nationwide to help business customers develop appropriate recovery plans
● Exceeded the full year target to help expand the availability of affordable and quality homes, delivering £3.4 billion of new funding support to the social housing sector, including £2.4 billion that is ESG-related, benefitting from a new, dedicated sustainability team
● Expanded the funding available under the Group's discounted green finance initiatives1 from £3 billion to £5 billion to support businesses as they transition to a low carbon economy. Delivering more than £6.9 billion of green and ESG-related finance2
● Strengthening the Markets proposition through an enhanced product offering and improved pricing capabilities; growing the share of foreign exchange products for core clients and improving sterling rates ranking3
● Increased the number of new clients using the Group's merchant services by more than 15 per cent through targeted investment, providing a simplified and quicker onboarding service
● Achieved the full year target of a threefold increase in the number of corporate clients onboarded to the new cash management and payments platform leveraging improved digital capabilities
● Achieved c.60 per cent growth in SME products originated via digital compared to the prior year, through increased focus on digital marketing and improved client journeys
● Enhanced the client experience and proposition, including the award winning Trade Tracker and with support of fintech partners, the launch of a digital Invoice Finance Manager solution for SME clients

Financial performance

● Underlying net interest income of £2,363 million, broadly flat on prior year, reflecting strong portfolio management across both sides of the balance sheet, with higher asset margins offsetting lower deposit income given the rate environment
● Underlying other income down 1 per cent at £1,277 million, with higher levels of corporate financing and transaction banking activity, broadly offset by financial markets
● Operating costs broadly flat reflecting benefit from efficiency initiatives offset by increased variable pay costs
● Remediation charges of £830 million, largely driven by HBOS Reading related costs
● Underlying impairment credit of £916 million, based upon improvements to the macroeconomic outlook for the UK, improved credit outlook across Stage 1 and 2 and releases for specific single names in Stage 3. Asset quality remains strong with underlying charges below pre-coronavirus levels
● Customer lending 2 per cent lower at £84.1 billion due to lower client activity given high levels of liquidity, repayment of government-backed lending and continued optimisation of the corporate portfolio, partly offset by higher targeted lending growth
● Customer deposits 2 per cent lower at £142.3 billion, reflecting the continued focus on optimising for liquidity
● Risk-weighted assets decreased 7 per cent to £69.6 billion, driven by increased levels of optimisation in the corporate book, resulting in improved returns

1 Funding provided by Commercial Banking since 2016 under the Clean Growth Finance Initiative and Commercial Real Estate Green Lending.

2 Includes Clean Growth Finance Initiative, Commercial Real Estate Green Lending, Renewable Energy Financing, Sustainability Linked Loans and Green/ESG/Social bond facilitation during 2021.

3 Combined Tradeweb and Bloomberg GBP IRS ranking.

Commercial Banking performance summary

	2021	2020	Change
	£m	£m	%

Underlying net interest income	2,363	2,357
Underlying other income	1,277	1,292	(1)
Operating lease depreciation	(18)	(28)	36
Net income	3,622	3,621
Operating costs	(1,857)	(1,851)
Remediation	(830)	(210)
Total costs	(2,687)	(2,061)	(30)
Underlying profit before impairment	935	1,560	(40)
Underlying impairment credit (charge)	916	(1,464)
Underlying profit	1,851	96

Banking net interest marginA	2.99%	2.83%	16bp
Average interest-earning banking assetsA	£82.1bn	£88.6bn	(7)
Asset quality ratioA	(1.05%)	1.53%

	At 31 Dec 2021	At 31 Dec 2020	Change
	£bn	£bn	%

SME	30.9	31.8	(3)
Mid Corporates	3.3	4.1	(20)
Corporate and Institutional	46.1	46.0
Other	3.8	4.3	(12)
Loans and advances to customers	84.1	86.2	(2)

SME loans and advances including Retail Business Banking	39.0	40.6	(4)

Customer deposits	142.3	145.6	(2)

Current accounts including Retail Business Banking	51.5	47.6	8
Other customer deposits including Retail Business Banking	116.0	122.7	(5)
Customer deposits including Retail Business Banking	167.5	170.3	(2)

Risk-weighted assets	69.6	75.0	(7)

INSURANCE AND WEALTH

Insurance and Wealth offers insurance, investment and wealth management products and services. It supports over 10 million customers with Assets under Administration (AuA) of over £190 billion and annualised annuity payments of over £1.1 billion. The Group continues to invest significantly in the development of the business, with the strategic aims of creating a new mass affluent offering, innovating the Group's intermediary propositions and accelerating the transition to a low carbon economy.

Strategic Progress

● Completed the acquisition of Embark (in January 2022), which will enhance the Group's capabilities to address the attractive mass affluent segment, complementing the Group's Wealth proposition and strengthening the Group's offering in Retirement, as well as contributing c.£37 billion of AuA on behalf of c.354,000 consumers
● Progressed the Group's vision to be the preferred financial partner for personal customers, with over £7 billion net new money in Insurance and Wealth open book AuA over the period (£133 billion as at 31 December 2021). Total AuA increased by 12 per cent over the period to £193 billion (excluding the contribution of Embark)
● Deepened customer relationships through investing in Schroders Personal Wealth (SPW) dedicated relationship consultants leading to a 175 per cent year-on-year increase in referrals, contributing to AuA inflows of £1.2 billion
● Continued to Help Britain Recover and transition to a low carbon economy with completion of c.£0.8 billion of loan investments, including the first Sustainability Linked Loan (SLL) in the social housing sector
● Launched the 'Find Your Impact' feature into the Scottish Widows app, allowing pension scheme members to see the environmental, social and governance impact of their pension investments
● Continued to collaborate across the Group, with Commercial Banking relationships contributing to increased Workplace Pensions market share (estimated at 19 per cent)
● Continued modernisation of the Group's technology architecture, with over 35 million views of insurance products in the Group's advanced Single Customer View proposition in December 2021, up from 17 million in December 2020
● For the sixth consecutive year Scottish Widows has achieved 5 stars in the Financial Service Awards across Pension and Protection and Investments

Financial performance

● Life, Pensions and Investments (LP&I) sales have risen 19 per cent (27 per cent excluding Bulk Annuities), with year-on-year increases across all propositions excluding Bulk Annuities
● Strong Workplace business growth with year-on-year increase in sales (30 per cent) and AuA (20 per cent), though evolving business mix means a higher proportion of income recognition is deferred to future years
● Individual Annuities new business income increased 11 per cent year-on-year, largely driven by increased sales in the Group's open market offering
● Protection new business income strong, almost doubling year-on-year, with continued growth in sales across all channels (42 per cent overall sales growth) and market share increasing a percentage point to 5 per cent
● General insurance income net of claims decreased, with a reduction in income driven by evolving business mix and a competitive market ahead of new regulatory pricing rules which were introduced from January 2022
● Wealth income increased 10 per cent year-on-year, given higher customer deposits and increased profit contribution from SPW. Stockbroking maintained the record levels of income seen in 2020, with a 22 per cent increase in AuA
● Operating costs increased by £54 million (6 per cent year-on-year) driven by increased investment and variable pay
● Underlying profit rose 26 per cent to £427 million, despite the £91 million regulatory fine in the first half of 2021

Insurance capital and liquidity

● Estimated Insurance Solvency II ratio of 191 per cent (181 per cent after proposed dividend), or 169 per cent on a pro forma basis allowing for the planned Embark acquisition and proposed dividend, up 28 percentage points from full year 2020 on a pre-dividend basis
● Credit asset portfolio remains strong, rated 'A -' on average, well diversified and non-cyclical, with less than 1 per cent of assets backing annuities being sub investment grade or unrated. Strong liquidity position with c.£3.5 billion cash and cash like assets
● A final dividend of £300 million was paid to Lloyds Banking Group plc in February 2022

Insurance and Wealth performance summary

	2021	2020	Change
	£m	£m	%

Underlying net interest income	70	49	43
Underlying other income	1,432	1,250	15
Net income	1,502	1,299	16
Operating costs	(956)	(902)	(6)
Remediation	(123)	(50)
Total costs	(1,079)	(952)	(13)
Underlying profit before impairment	423	347	22
Underlying impairment credit (charge)	4	(9)
Underlying profit	427	338	26

Life and pensions sales (PVNBP)1	17,289	14,529	19
General insurance underwritten new gross written premiums	87	111	(22)
General insurance underwritten total gross written premiums	655	662	(1)
General insurance combined ratio2	101%	85%	16pp

	At 31 Dec 2021	At 31 Dec 2020	Change
	£bn	£bn	%

Insurance Solvency II ratio (pre-dividend)3	191%	151%	40pp
UK Wealth Loans and advances to customers	1.0	0.9	11
UK Wealth Customer deposits	15.6	14.1	11
UK Wealth Risk-weighted assets	1.3	1.3	-
Total customer assets under administration	192.8	171.9	12

1 Present value of new business premiums.

2 Includes £91 million regulatory fine relating to the way the Group historically communicated with home insurance customers regarding their renewals, excluding the fine this ratio was 86 per cent.

3 Equivalent estimated regulatory view of ratio (including With Profits funds and post-dividend) was 169 per cent (31 December 2020: 144 per cent).

Income by product group

	2021			2020
	New business	Existing business	Total	New business	Existing business	Total
	£m	£m	£m	£m	£m	£m

Workplace, planning and retirement	201	110	311	203	124	327
Individual and bulk annuities	79	83	162	166	84	250
Protection	32	20	52	16	21	37
Longstanding LP&I	11	286	297	9	346	355
	323	499	822	394	575	969
Life and pensions experience and other items			162			(195)
General insurance			280			309
			1,264			1,083
Wealth			238			216
Net income			1,502			1,299

EQUITY INVESTMENTS AND CENTRAL ITEMS

	2021	2020	Change
	£m	£m	%

Net income	702	223
Operating costs	(93)	(71)	(31)
Remediation	13	6
Total costs	(80)	(65)	(23)
Underlying profit before impairment	622	158
Underlying impairment credit (charge)	2	(390)
Underlying profit (loss)	624	(232)

Equity Investments and Central Items contains the Group's equity investments businesses, including Lloyds Development Capital (LDC), the recently established Citra Living and the Group's share of the Business Growth Fund (BGF). Also included are income and expenses not attributed to other divisions, including residual underlying net interest income after transfer pricing (which includes the central recovery of the Group's distributions on other equity instruments), in period gains from gilt sales and the unwind of associated hedging costs.

During 2021, the Group's equity investment businesses, contributed net income of £573 million compared to £150 million in the prior year with particularly strong investment performance in LDC in the year, c.£100 million above typical run rate given attractive exits in the year. LDC continues to build its investment portfolio with attractive returns and seek opportunities to further integrate with the Group offering. Net income also included a lower in-year gain of £29 million on the sale of gilts and other liquid assets, compared with a £149 million gain on sale of such assets in 2020.

Underlying impairment for the year was a credit of £2 million compared to a charge of £390 million in 2020. The underlying impairment charge incurred in 2020 included a £400 million ECL central adjustment, that has not been allocated to specific portfolios, applied in respect of uncertainty in the economic outlook. This ECL central adjustment has been maintained in 2021.

OTHER FINANCIAL INFORMATION

Volatility arising in the insurance business

Volatility included in the Group's statutory results before tax comprises the following:

	2021	2020
	£m	£m

Insurance volatility	503	(220)
Policyholder interests volatility	366	(74)
Total volatility	869	(294)
Insurance hedging arrangements	(592)	72
Total	277	(222)

The Group's insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division's results on the basis of an expected return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

Insurance volatility movements in 2021 were largely driven by positive impacts from rising global equity markets, narrowing credit spreads and rising inflation, partially offset by negative impacts from rising interest rates. Although the Group manages its exposures to equity, interest rate, foreign currency exchange rate, inflation and market movements within the Insurance division, it does so by balancing the importance of managing the impacts on both capital and earnings volatility. For example, equity market movements are hedged within Insurance on a Solvency II capital basis and whilst this also reduces the IFRS earnings exposure to equity market movements, the hedge works to a lesser extent from an IFRS earnings perspective.

Changes in Insurance assumptions and methodology

Demographic and expense assumptions are managed within other operating income (separately from economic return assumptions which impact Insurance volatility). The following impacts from assumption and methodology changes are included within Insurance and Wealth other operating income:

	2021	2020
	£m	£m

Persistency	(15)	(74)
Mortality, longevity and morbidity	149	52
Expense assumptions	(94)	(124)
Other	3	(5)
Total assumption changes	43	(151)
Methodology changes	68	91
Total assumption and methodology changes	111	(60)

Key life and pensions assumptions and methodologies are formally updated through the annual basis review in the fourth quarter of each year, however assumptions are monitored continuously and updated when necessary. Current year changes include allowance for the coronavirus impact on mortality rates, whilst prior year was reflective of the macroeconomic impacts of the pandemic such as redundancies and furlough. The changes in expense assumptions primarily reflect reallocation of costs between business lines and future short-term committed expenditures, including specific projects. Methodology changes include significant model improvements in 2021 and changes in the treatment of illiquid assets in 2020.

ALTERNATIVE PERFORMANCE MEASURES

In addition to the statutory basis of presentation, the results are also presented on an underlying basis. The Group Executive Committee reviews the Group's results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax, an alternative performance measure, as a measure of performance and believes that it provides important information for investors because it allows for a comparable representation of the Group's performance by removing the impact of certain items, including volatility caused by market movements.

In arriving at underlying profit, statutory profit before tax is adjusted for the items below, to allow a comparison of the Group's underlying performance:

- Restructuring, including severance costs, property transformation, technology research and development, regulatory programmes, merger and acquisition costs and integration costs
- Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's hedging arrangements and that arising in the insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
- Payment protection insurance remediation provisions, excluding litigation costs

The Group's statutory income statement includes income and expense attributable to the policyholders of the Group's long-term assurance funds. These items materially offset in arriving at profit attributable to equity shareholders but can, depending on market movements, lead to significant variances on a statutory basis in total income and insurance claims from one period to the next. The Group nets down this volatility in the underlying basis presentation in order to improve comparability between periods.

Analysis of lending and expected credit loss (ECL) allowances is presented on both statutory and underlying bases and a reconciliation between the two is shown on page 40. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances are calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances.

ALTERNATIVE PERFORMANCE MEASURES (continued)

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. These metrics are not necessarily comparable to similarly titled measures presented by other companies and are not any more authoritative than measures presented in the financial statements, however management believes that they are useful in assessing the performance of the Group and in drawing comparisons between years. A description of these measures and their calculation, is given below.

Asset quality ratio
The underlying impairment credit or charge for the period in respect of loans and advances to customers, expressed as a percentage of average gross loans and advances to customers for the period. This measure is used internally in the Group's Monthly Management Report and is useful in assessing the credit quality of the loan book

Banking net interest margin
Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross interest-earning banking assets for the period. This measure is used internally in the Group's Monthly Management Report and is useful in assessing the profitability of the banking business

Cost:income ratio
Total costs as a percentage of net income calculated on an underlying basis. This measure is used internally in the Group's Monthly Management Report and is helpful in assessing the profitability of the Group's operations before the effects of the underlying impairment credit or charge

Loan to deposit ratio	Loans and advances to customers divided by customer deposits. This measure is used internally in the Group's Monthly Management Report
Operating costs
Operating expenses adjusted to remove the impact of remediation, restructuring costs, operating lease depreciation, the amortisation of purchased intangibles and payment protection insurance remediation provisions, excluding litigation costs, the insurance gross up and other statutory items. This measure is used internally in the Group's Monthly Management Report. From the first quarter of 2022 the Group will report all restructuring costs, with the exception of merger, acquisition and integration costs, within operating costs. Non lending-related fraud costs, currently included within underlying impairment, will also be reported as part of operating costs. This change is being made to improve the transparency of the Group's cost reporting

Pro forma CET1 ratio	CET1 ratio adjusted for the effects of the dividend paid up by the Insurance business in the subsequent first quarter period and the impact of the announced share buyback programme
Return on tangible equity
Profit attributable to ordinary shareholders, divided by average tangible net assets. This measure is used internally in the Group's Monthly Management Report and is useful in providing a consistent basis with which to measure the Group's performance

Tangible net assets per share
Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the number of ordinary shares in issue. This measure is used internally in the Group's Monthly Management Report and is useful in assessing the capital strength of the Group

Underlying profit before impairment
Underlying profit adjusted to remove the underlying impairment credit or charge. This measure is used internally in the Group's Monthly Management Report and is useful in allowing for a comparable representation of the Group's performance before the effects of the forward-looking underlying impairment credit or charge

Underlying profit
Statutory profit adjusted for certain items as detailed above. This measure is used internally in the Group's Monthly Management Report and allows for a comparable representation of the Group's performance by removing the impact of certain items including volatility caused by market movements outside the control of management

ALTERNATIVE PERFORMANCE MEASURES (continued)

Reconciliation between statutory and underlying basis financial information

Statutory basis		Removal of:			Underlying basisA
		Volatility and other items1,2	Insurance gross up3	PPI remediation
2021	£m	£m	£m	£m	£m

Net interest income	9,366	255	1,542	-	11,163	Underlying net interest income
Other income, net of insurance claims	6,958	(139)	(1,759)	-	5,060	Underlying other income
		(460)	-	-	(460)	Operating lease depreciation
Total income, net of insurance claims	16,324	(344)	(217)	-	15,763	Net income
Operating expenses4	(10,800)	1,653	217	-	(8,930)	Total costs4
Impairment credit	1,378	(171)	-	-	1,207	Underlying impairment credit
Profit before tax	6,902	1,138	-	-	8,040	Underlying profit

2020
Net interest income	10,749	174	(150)	-	10,773	Underlying net interest income
Other income, net of insurance claims	4,377	165	(27)	-	4,515	Underlying other income
		(884)	-	-	(884)	Operating lease depreciation
Total income, net of insurance claims	15,126	(545)	(177)	-	14,404	Net income
Operating expenses4	(9,745)	1,522	174	85	(7,964)	Total costs4
Impairment charge	(4,155)	(95)	3	-	(4,247)	Underlying impairment charge
Profit before tax	1,226	882	-	85	2,193	Underlying profit

1 In 2021 this comprises the effects of market volatility and asset sales (gain of £87 million); the amortisation of purchased intangibles (loss of £70 million); restructuring (loss of £956 million, including severance costs (£109 million), property transformation (£123 million), technology research and development (£155 million), regulatory programmes (£60 million), other (£57 million) and merger and acquisition costs, integration costs and write-offs (£452 million)); and fair value unwind (loss of £199 million).

2 In 2020 this comprises the effects of market volatility and asset sales (loss of £59 million); the amortisation of purchased intangibles (loss of £69 million); restructuring (loss of £521 million, including severance costs (£156 million), property transformation (£146 million), technology research and development (£61 million), regulatory programmes (£42 million), other (£46 million) and merger and acquisition costs, integration costs and write-offs (£70 million)); and fair value unwind (loss of £233 million).

3 The Group's insurance businesses' income statements include income and expense attributable to the policyholders of the Group's long-term assurance funds. These items have no impact in total upon profit attributable to equity shareholders and, to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

4 Statutory operating expenses includes operating lease depreciation. On an underlying basis operating lease depreciation is included in net income.

ALTERNATIVE PERFORMANCE MEASURES (continued)

	2021	2020
Asset quality ratioA
Underlying impairment credit (charge) (£m)	1,207	(4,247)
Remove non-customer underlying impairment (£m)	(7)	5
Underlying customer related impairment credit (charge) (£m)	1,200	(4,242)

Loans and advances to customers (£bn)	448.6	440.2
Add back expected credit loss allowance (drawn) (£bn)	3.8	5.8
Add back acquisition related fair value adjustments (£bn)	0.4	0.5
Underlying gross loans and advances to customers (£bn)	452.8	446.5
Averaging (£bn)	(2.4)	(2.4)
Average underlying gross loans and advances to customers (£bn)	450.4	444.1

Asset quality ratioA	(0.27%)	0.96%

Banking net interest marginA
Underlying net interest income (£m)	11,163	10,773
Remove non-banking underlying net interest expense (£m)	108	177
Banking underlying net interest income (£m)	11,271	10,950

Underlying gross loans and advances to customers (£bn)	452.8	446.5
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(5.1)	(5.1)
Other non-banking and other items (£bn)	1.3	(2.6)
Interest-earning banking assets (£bn)	449.0	438.8
Averaging (£bn)	(4.4)	(3.8)
Average interest-earning banking assets (£bn)A	444.6	435.0

Banking net interest marginA	2.54%	2.52%

Cost:income ratioA
Total costs (£m)	8,930	7,964
Net income (£m)	15,763	14,404

Cost:income ratioA	56.7%	55.3%

Operating costsA
Operating expenses (£m)	10,800	9,745
Remove remediation (£m)	(1,300)	(379)
Remove restructuring (£m)	(956)	(521)
Remove operating lease depreciation (£m)	(460)	(884)
Remove amortisation of purchased intangibles (£m)	(70)	(69)
Remove payment protection insurance provisions, excluding litigation costs (£m)	-	(85)
Remove insurance gross up (£m)	(217)	(174)
Other statutory items (£m)	(167)	(48)
Operating costs (£m)A	7,630	7,585

ALTERNATIVE PERFORMANCE MEASURES (continued)

	2021	2020
Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	5,355	865

Average shareholders' equity (£bn)	45.2	43.5
Remove average intangible assets (£bn)	(6.3)	(6.2)
Average tangible equity (£bn)	38.9	37.3

Return on tangible equityA	13.8%	2.3%

Underlying profit before impairmentA
Statutory profit before tax (£m)	6,902	1,226
Add back impairment (credit) charge (£m)	(1,378)	4,155
Add back volatility and other items including restructuring (£m)	1,309	977
Insurance gross up (£m)	-	(3)
Payment protection insurance remediation (£m)	-	85
Underlying profit before impairment (£m)A	6,833	6,440

	At 31 Dec 2021	At 31 Dec 2020
Loan to deposit ratioA
Loans and advances to customers (£bn)	448.6	440.2
Customer deposits (£bn)	476.3	450.7

Loan to deposit ratioA	94%	98%

Pro forma CET1 ratioA
CET1 ratio	17.3%	16.2%
Insurance dividend and share buyback accrual1	(1.0%)
Pro forma CET1 ratioA	16.3%

Tangible net assets per shareA
Ordinary shareholders' equity (£m)	47,011	43,278
Remove goodwill (£m)	(2,320)	(2,320)
Remove intangible assets (£m)	(4,196)	(4,140)
Remove purchased value of in-force business (£m)	(197)	(221)
Deferred tax effects and other adjustments (£m)	538	459
Tangible net assets (£m)	40,836	37,056

Ordinary shares in issue, excluding own shares	70,996m	70,812m

Tangible net assets per shareA	57.5p	52.3p

1 Dividend paid up by the Insurance business in the subsequent first quarter period and the impact of the announced ordinary share buyback programme.

RISK MANAGEMENT

CREDIT RISK PORTFOLIO

Overview

● Performance across the Group's lending portfolios has been robust, driven in part by the successful public policy interventions to address the financial impacts of COVID-19, including government-backed lending schemes and payment holidays, which have limited the increase in unemployment and helped keep credit defaults and business failures low
● Portfolios have also benefitted from the Group's proactive risk management and prudent credit risk appetite, with robust cashflow criteria and LTVs in the Group's secured portfolios
● However, looking forward some portfolio deterioration may be expected, especially considering the withdrawal of government COVID-19 support measures and effects from a number of downside risks, including higher inflation and rising interest rates
● Repayments under the government-backed lending schemes began in the second half of 2021, with arrears levels being carefully monitored, alongside continued review of customer trends and indicators to ensure early signs of customer distress are quickly identified
● The Group continues to hold appropriate expected credit loss (ECL) allowances in light of the uncertainties and to protect against downside risks
● The net underlying impairment credit in 2021 was £1,207 million, compared to an underlying charge of £4,247 million in 2020. The full-year credit resulted from a £1,699 million release of expected credit loss allowances based upon improvements to the macroeconomic outlook for the UK, combined with robust observed credit performance, with a low run rate impairment charge of £557 million
● As a result, the Group's customer related ECL allowances reduced in the period from £6,832 million to £4,477 million. Reductions in Commercial Banking ECL allowances also reflected improved outcomes on restructuring cases, reduction in Stage 2 exposures and lower flows to default
● Stage 2 loans and advances to customers reduced from £60,514 million to £41,710 million and as a percentage of total lending reduced by 3.7 percentage points to 8.3 per cent (31 December 2020: 12.0 per cent), predominantly reflecting the improvement in the Group's forward-looking macroeconomic assumptions. Of these, 86.5 per cent were up to date (31 December 2020: 88.9 per cent). Stage 2 coverage reduced to 3.5 per cent (31 December 2020: 4.5 per cent)
● Stage 3 loans and advances to customers reduced in the period to £8,694 million (31 December 2020: £9,089 million) and as a percentage of total lending reduced to 1.7 per cent (31 December 2020: 1.8 per cent). Stage 3 coverage reduced by 3.9 percentage points to 24.7 per cent (31 December 2020: 28.6 per cent), largely driven by an increase in Retail BBLS assets which hold zero ECL allowances due to the UK Government guarantee in place, the improved macroeconomic outlook, and a small number of single name releases in Commercial Banking, including coronavirus impacted restructuring cases

Prudent risk appetite and risk management

● The Group continues to take a prudent approach to credit risk and has a through-the-cycle credit risk appetite, while working closely with customers to help and support them through and recover from the crisis
● Sector and asset class concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps and policies limit exposure to certain higher risk and vulnerable sectors and asset classes
● The Group's effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
● The Group will continue to work closely with its customers throughout the recovery to ensure they receive the appropriate level of support, including where repayments under the UK Government scheme lending fall due

CREDIT RISK PORTFOLIO (continued)

Statutory impairment (credit) charge by division

Loans and advances to customers		Loans and advances to banks	Financial assets at fair value through other comprehensive income	Other	Undrawn balances	2021
							2020
	£m	£m	£m	£m	£m	£m	£m

Retail	(315)	-	-	-	(140)	(455)	2,384
Commercial Banking	(794)	(5)	(3)	-	(117)	(919)	1,369
Insurance and Wealth	(4)	-	-	2	-	(2)	12
Equity Investments and Central Items	(3)	-	1	-	-	(2)	390
Total impairment (credit) charge	(1,116)	(5)	(2)	2	(257)	(1,378)	4,155

Return on tangible equityA

Underlying impairment (credit) chargeA by division

Loans and advances to customers		Loans and advances to banks	Financial assets at fair value through other comprehensive income	Other	Undrawn balances	2021
							2020
	£m	£m	£m	£m	£m	£m	£m

Retail	(145)	-	-	-	(140)	(285)	2,384
Commercial Banking	(791)	(5)	(3)	-	(117)	(916)	1,464
Insurance and Wealth	(4)	-	-	-	-	(4)	9
Equity Investments and Central Items	(3)	-	1	-	-	(2)	390
Total underlying impairment (credit) chargeA	(943)	(5)	(2)	-	(257)	(1,207)	4,247

Asset quality ratioA						(0.27%)	0.96%

CREDIT RISK PORTFOLIO (continued)

Total expected credit loss allowance

	Statutory basis		Underlying basisA
	At 31 Dec 2021	At 31 Dec 2020	At 31 Dec 2021	At 31 Dec 2020
	£m	£m	£m	£m
Customer related
Drawn	3,820	5,760	4,277	6,373
Undrawn	200	459	200	459
	4,020	6,219	4,477	6,832
Other assets	22	28	22	28
Total ECL allowance	4,042	6,247	4,499	6,860

Reconciliation between statutory and underlying bases of gross loans and advances to customers and reverse repurchase agreements and expected credit loss allowance on drawn balances

	Gross loans and advances to customers and reverse repurchase agreements					Expected credit loss allowance on drawn balances
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Underlying basisA	453,636	41,710	8,694	-	504,040	919	1,377	1,981	-	4,277
POCI assets	(2,392)	(6,781)	(2,251)	11,424	-	(1)	(259)	(397)	657	-
Acquisition fair value adjustment	13	2	-	(447)	(432)	(3)	(4)	(3)	(447)	(457)
	(2,379)	(6,779)	(2,251)	10,977	(432)	(4)	(263)	(400)	210	(457)
Statutory basis	451,257	34,931	6,443	10,977	503,608	915	1,114	1,581	210	3,820

At 31 December 2020
Underlying basisA	435,526	60,514	9,089	-	505,129	1,385	2,493	2,495	-	6,373
POCI assets	(1,625)	(8,864)	(2,600)	13,089	-	(3)	(330)	(506)	839	-
Acquisition fair value adjustment	42	9	1	(578)	(526)	(10)	(18)	(7)	(578)	(613)
	(1,583)	(8,855)	(2,599)	12,511	(526)	(13)	(348)	(513)	261	(613)
Statutory basis	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760

CREDIT RISK PORTFOLIO (continued)

Movements in total expected credit loss allowance - statutory basis

	Opening ECL at 31 Dec 2020	Write-offs and other1	Income statement charge (credit)	Net ECL decrease	Closing ECL at 31 Dec 2021
	£m	£m	£m	£m	£m

UK mortgages	1,027	83	(273)	(190)	837
Credit cards	923	(353)	(49)	(402)	521
Loans and overdrafts	715	(309)	39	(270)	445
UK Motor Finance	501	(52)	(151)	(203)	298
Other	229	(43)	(21)	(64)	165
Retail	3,395	(674)	(455)	(1,129)	2,266
SME	502	(10)	(237)	(247)	255
Corporate and other2	1,900	(140)	(682)	(822)	1,078
Commercial Banking	2,402	(150)	(919)	(1,069)	1,333
Insurance and Wealth	42	(5)	(2)	(7)	35
Equity Investments and Central items	408	2	(2)	-	408
Total3	6,247	(827)	(1,378)	(2,205)	4,042

1 Contains adjustments in respect of purchased or originated credit-impaired financial assets.

2 Corporate and other primarily comprises Mid Corporates and Corporate and Institutional.

3 Total ECL includes £22 million relating to other non customer-related assets (31 December 2020: £28 million).

Movements in total expected credit loss allowance - underlying basisA

	Opening ECL at 31 Dec 2020	Write-offs and other	Income statement charge (credit)	Net ECL decrease	Closing ECL at 31 Dec 2021
	£m	£m	£m	£m	£m

UK mortgages	1,605	(48)	(273)	(321)	1,284
Credit cards	958	(378)	(49)	(427)	531
Loans and overdrafts	715	(479)	209	(270)	445
UK Motor Finance	501	(52)	(151)	(203)	298
Other	229	(43)	(21)	(64)	165
Retail	4,008	(1,000)	(285)	(1,285)	2,723
SME	502	(10)	(237)	(247)	255
Corporate and other1	1,900	(143)	(679)	(822)	1,078
Commercial Banking	2,402	(153)	(916)	(1,069)	1,333
Insurance and Wealth	42	(3)	(4)	(7)	35
Equity Investments and Central items	408	2	(2)	-	408
Total2	6,860	(1,154)	(1,207)	(2,361)	4,499

1 Corporate and other primarily comprises Mid Corporates and Corporate and Institutional.

2 Total ECL includes £22 million relating to other non customer-related assets (31 December 2020: £28 million).

CREDIT RISK PORTFOLIO (continued)

Loans and advances to customers and reverse repurchase agreements and expected credit loss allowance - statutory basis

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2021	£m	£m	£m	£m	£m
Loans and advances to customers and reverse repurchase agreements
UK mortgages	273,629	21,798	1,940	10,977	308,344	7.1	0.6
Credit cards	12,148	2,077	292	-	14,517	14.3	2.0
Loans and overdrafts	8,181	1,105	271	-	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	-	14,276	12.8	1.4
Other	16,414	1,959	778	-	19,151	10.2	4.1
Retail	322,619	28,767	3,482	10,977	365,845	7.9	1.0
SME	27,260	3,002	843	-	31,105	9.7	2.7
Corporate and other	49,115	3,128	2,049	-	54,292	5.8	3.8
Commercial Banking	76,375	6,130	2,892	-	85,397	7.2	3.4
Insurance and Wealth	898	34	62	-	994	3.4	6.2
Equity Investments and Central Items1	51,365	-	7	-	51,372	-	-
Total gross lending	451,257	34,931	6,443	10,977	503,608	6.9	1.3
ECL allowance on drawn balances	(915)	(1,114)	(1,581)	(210)	(3,820)
Net balance sheet carrying value	450,342	33,817	4,862	10,767	499,788
Customer related ECL allowance (drawn and undrawn)
UK mortgages	49	394	184	210	837
Credit cards	144	249	128	-	521
Loans and overdrafts	136	170	139	-	445
UK Motor Finance2	108	74	116	-	298
Other	45	65	55	-	165
Retail	482	952	622	210	2,266
SME	61	104	90	-	255
Corporate and other	76	142	858	-	1,076
Commercial Banking	137	246	948	-	1,331
Insurance and Wealth	5	2	10	-	17
Equity Investments and Central Items	400	-	6	-	406
Total	1,024	1,200	1,586	210	4,020
Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers and reverse repurchase agreements3
UK mortgages	-	1.8	9.5	1.9	0.3
Credit cards	1.2	12.0	56.9	-	3.6
Loans and overdrafts	1.7	15.4	67.5	-	4.7
UK Motor Finance	0.9	4.0	57.7	-	2.1
Other	0.3	3.3	13.8	-	0.9
Retail	0.1	3.3	20.9	1.9	0.6
SME	0.2	3.5	12.7	-	0.8
Corporate and other	0.2	4.5	42.0	-	2.0
Commercial Banking	0.2	4.0	34.4	-	1.6
Insurance and Wealth	0.6	5.9	16.1	-	1.7
Equity Investments and Central Items	0.8	-	85.7	-	0.8
Total	0.2	3.4	27.4	1.9	0.8

1 Equity Investments and Central Items includes reverse repos of £51.2 billion.

2 UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

3 Total and Stage 3 ECL allowance as a percentage of drawn balances exclude loans in recoveries in credit cards of £67 million, loans and overdrafts of £65 million, Retail other of £379 million, SME of £135 million and Corporate and other of £4 million.

CREDIT RISK PORTFOLIO (continued)

Loans and advances to customers and reverse repurchase agreements and expected credit loss allowance - statutory basis (continued)

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2020	£m	£m	£m	£m	£m
Loans and advances to customers and reverse repurchase agreements
UK mortgages	251,418	29,018	1,859	12,511	294,806	9.8	0.6
Credit cards	11,496	3,273	340	-	15,109	21.7	2.3
Loans and overdrafts	7,710	1,519	307	-	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	-	15,201	14.6	1.3
Other	17,879	1,304	184	-	19,367	6.7	1.0
Retail	301,289	37,330	2,889	12,511	354,019	10.5	0.8
SME	27,015	4,500	791	-	32,306	13.9	2.4
Corporate and other	43,543	9,816	2,733	-	56,092	17.5	4.9
Commercial Banking	70,558	14,316	3,524	-	88,398	16.2	4.0
Insurance and Wealth	832	13	70	-	915	1.4	7.7
Equity Investments and Central Items1	61,264	-	7	-	61,271	-	-
Total gross lending	433,943	51,659	6,490	12,511	504,603	10.2	1.3
ECL allowance on drawn balances	(1,372)	(2,145)	(1,982)	(261)	(5,760)
Net balance sheet carrying value	432,571	49,514	4,508	12,250	498,843
Customer related ECL allowance (drawn and undrawn)
UK mortgages	107	468	191	261	1,027
Credit cards	240	530	153	-	923
Loans and overdrafts	224	344	147	-	715
UK Motor Finance2	197	171	133	-	501
Other	46	124	59	-	229
Retail	814	1,637	683	261	3,395
SME	142	234	126	-	502
Corporate and other	217	507	1,169	-	1,893
Commercial Banking	359	741	1,295	-	2,395
Insurance and Wealth	11	1	11	-	23
Equity Investments and Central Items	400	-	6	-	406
Total	1,584	2,379	1,995	261	6,219
Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers and reverse repurchase agreements3
UK mortgages	-	1.6	10.3	2.1	0.3
Credit cards	2.1	16.2	56.0	-	6.1
Loans and overdrafts	2.9	22.6	64.2	-	7.6
UK Motor Finance	1.5	7.7	66.8	-	3.3
Other	0.3	9.5	39.3	-	1.2
Retail	0.3	4.4	25.2	2.1	1.0
SME	0.5	5.2	19.1	-	1.6
Corporate and other	0.5	5.2	42.9	-	3.4
Commercial Banking	0.5	5.2	38.2	-	2.7
Insurance and Wealth	1.3	7.7	15.7	-	2.5
Equity Investments and Central Items	0.7	-	85.7	-	0.7
Total	0.4	4.6	32.3	2.1	1.2

1 Equity Investments and Central Items includes reverse repos of £58.6 billion.

2 UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

3 Total and Stage 3 ECL allowance as a percentage of drawn balances exclude loans in recoveries in credit cards of £67 million, loans and overdrafts of £78 million, Retail other of £34 million, SME of £132 million and Corporate and other of £6 million.

CREDIT RISK PORTFOLIO (continued)

Loans and advances to customers and reverse repurchase agreements and expected credit loss allowance - underlying basisA

	Stage 1	Stage 2	Stage 3	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2021	£m	£m	£m	£m
Loans and advances to customers and reverse repurchase agreements
UK mortgages	276,021	28,579	4,191	308,791	9.3	1.4
Credit cards	12,135	2,075	292	14,502	14.3	2.0
Loans and overdrafts	8,181	1,105	271	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	14,276	12.8	1.4
Other	16,414	1,959	778	19,151	10.2	4.1
Retail1	324,998	35,546	5,733	366,277	9.7	1.6
SME	27,260	3,002	843	31,105	9.7	2.7
Corporate and other	49,115	3,128	2,049	54,292	5.8	3.8
Commercial Banking	76,375	6,130	2,892	85,397	7.2	3.4
Insurance and Wealth	898	34	62	994	3.4	6.2
Equity Investments and Central Items2	51,365	-	7	51,372	-	-
Total gross lending	453,636	41,710	8,694	504,040	8.3	1.7
ECL allowance on drawn balances	(919)	(1,377)	(1,981)	(4,277)
Net balance sheet carrying value	452,717	40,333	6,713	499,763
Customer related ECL allowance (drawn and undrawn)
UK mortgages	50	653	581	1,284
Credit cards	147	253	131	531
Loans and overdrafts	136	170	139	445
UK Motor Finance3	108	74	116	298
Other	45	65	55	165
Retail1	486	1,215	1,022	2,723
SME	61	104	90	255
Corporate and other	76	142	858	1,076
Commercial Banking	137	246	948	1,331
Insurance and Wealth	5	2	10	17
Equity Investments and Central Items	400	-	6	406
Total	1,028	1,463	1,986	4,477
Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers and reverse repurchase agreements4
UK mortgages	-	2.3	13.9	0.4
Credit cards	1.2	12.2	58.2	3.7
Loans and overdrafts	1.7	15.4	67.5	4.7
UK Motor Finance	0.9	4.0	57.7	2.1
Other	0.3	3.3	13.8	0.9
Retail1	0.1	3.4	19.6	0.7
SME	0.2	3.5	12.7	0.8
Corporate and other	0.2	4.5	42.0	2.0
Commercial Banking	0.2	4.0	34.4	1.6
Insurance and Wealth	0.6	5.9	16.1	1.7
Equity Investments and Central Items	0.8	-	85.7	0.8
Total	0.2	3.5	24.7	0.9

1 Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

2 Equity Investments and Central Items includes reverse repos of £51.2 billion.

3 UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4 Total and Stage 3 ECL allowance as a percentage of drawn balances exclude loans in recoveries in credit cards of £67 million, loans and overdrafts of £65 million, Retail other of £379 million, SME of £135 million and Corporate and other of £4 million.

CREDIT RISK PORTFOLIO (continued)

Loans and advances to customers and reverse repurchase agreements and expected credit loss allowance - underlying basisA (continued)

	Stage 1	Stage 2	Stage 3	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2020	£m	£m	£m	£m
Loans and advances to customers and reverse repurchase agreements
UK mortgages	253,043	37,882	4,459	295,384	12.8	1.5
Credit cards	11,454	3,264	339	15,057	21.7	2.3
Loans and overdrafts	7,710	1,519	307	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	15,201	14.6	1.3
Other	17,879	1,304	184	19,367	6.7	1.0
Retail1	302,872	46,185	5,488	354,545	13.0	1.5
SME	27,015	4,500	791	32,306	13.9	2.4
Corporate and other	43,543	9,816	2,733	56,092	17.5	4.9
Commercial Banking	70,558	14,316	3,524	88,398	16.2	4.0
Insurance and Wealth	832	13	70	915	1.4	7.7
Equity Investments and Central Items2	61,264	-	7	61,271	-	-
Total gross lending	435,526	60,514	9,089	505,129	12.0	1.8
ECL allowance on drawn balances	(1,385)	(2,493)	(2,495)	(6,373)
Net balance sheet carrying value	434,141	58,021	6,594	498,756
Customer related ECL allowance (drawn and undrawn)
UK mortgages	110	798	697	1,605
Credit cards	250	548	160	958
Loans and overdrafts	224	344	147	715
UK Motor Finance3	197	171	133	501
Other	46	124	59	229
Retail1	827	1,985	1,196	4,008
SME	142	234	126	502
Corporate and other	217	507	1,169	1,893
Commercial Banking	359	741	1,295	2,395
Insurance and Wealth	11	1	11	23
Equity Investments and Central Items	400	-	6	406
Total	1,597	2,727	2,508	6,832
Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers and reverse repurchase agreements4
UK mortgages	-	2.1	15.6	0.5
Credit cards	2.2	16.8	58.8	6.4
Loans and overdrafts	2.9	22.6	64.2	7.6
UK Motor Finance	1.5	7.7	66.8	3.3
Other	0.3	9.5	39.3	1.2
Retail1	0.3	4.3	22.5	1.1
SME	0.5	5.2	19.1	1.6
Corporate and other	0.5	5.2	42.9	3.4
Commercial Banking	0.5	5.2	38.2	2.7
Insurance and Wealth	1.3	7.7	15.7	2.5
Equity Investments and Central Items	0.7	-	85.7	0.7
Total	0.4	4.5	28.6	1.4

1 Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

2 Equity Investments and Central Items includes reverse repos of £58.6 billion.

3 UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4 Total and Stage 3 ECL allowance as a percentage of drawn balances exclude loans in recoveries in credit cards of £67 million, loans and overdrafts of £78 million, Retail other of £34 million, SME of £132 million and Corporate and other of £6 million.

CREDIT RISK PORTFOLIO (continued)

Stage 2 loans and advances to customers and expected credit loss allowance - statutory basis

	Up to date				1-30 days past due2		Over 30 days past due		Total
	PD movements		Other1
	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2021
UK mortgages	14,845	132	4,133	155	1,433	38	1,387	69	21,798	394
Credit cards	1,755	176	210	42	86	20	26	11	2,077	249
Loans and overdrafts	505	82	448	43	113	30	39	15	1,105	170
UK Motor Finance	581	20	1,089	26	124	19	34	9	1,828	74
Other	538	41	990	15	294	6	137	3	1,959	65
Retail	18,224	451	6,870	281	2,050	113	1,623	107	28,767	952
SME	2,689	96	192	5	41	2	80	1	3,002	104
Corporate and other	2,998	139	79	3	10	-	41	-	3,128	142
Commercial Banking	5,687	235	271	8	51	2	121	1	6,130	246
Insurance and Wealth	18	-	6	1	2	-	8	1	34	2
Equity Investments and Central Items	-	-	-	-	-	-	-	-	-	-
Total	23,929	686	7,147	290	2,103	115	1,752	109	34,931	1,200

At 31 December 2020
UK mortgages	22,569	215	3,078	131	1,648	43	1,723	79	29,018	468
Credit cards	2,924	408	220	76	93	27	36	19	3,273	530
Loans and overdrafts	959	209	388	68	126	45	46	22	1,519	344
UK Motor Finance	724	62	1,321	55	132	37	39	17	2,216	171
Other	512	56	651	44	69	14	72	10	1,304	124
Retail	27,688	950	5,658	374	2,068	166	1,916	147	37,330	1,637
SME	4,229	219	150	6	40	5	81	4	4,500	234
Corporate and other	9,505	501	97	3	37	2	177	1	9,816	507
Commercial Banking	13,734	720	247	9	77	7	258	5	14,316	741
Insurance and Wealth	1	-	12	1	-	-	-	-	13	1
Equity Investments and Central Items	-	-	-	-	-	-	-	-	-	-
Total	41,423	1,670	5,917	384	2,145	173	2,174	152	51,659	2,379

1 Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.

2 Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.

3 Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

CREDIT RISK PORTFOLIO (continued)

Stage 2 loans and advances to customers and expected credit loss allowance - underlying basisA

	Up to date				1-30 days past due2		Over 30 days past due		Total
	PD movements		Other1
	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2021
UK mortgages	17,917	226	6,053	222	2,270	73	2,339	132	28,579	653
Credit cards	1,754	179	209	41	86	21	26	12	2,075	253
Loans and overdrafts	505	82	448	43	113	30	39	15	1,105	170
UK Motor Finance	581	20	1,089	26	124	19	34	9	1,828	74
Other	538	41	990	15	294	6	137	3	1,959	65
Retail	21,295	548	8,789	347	2,887	149	2,575	171	35,546	1,215
SME	2,689	96	192	5	41	2	80	1	3,002	104
Corporate and other	2,998	139	79	3	10	-	41	-	3,128	142
Commercial Banking	5,687	235	271	8	51	2	121	1	6,130	246
Insurance and Wealth	18	-	6	1	2	-	8	1	34	2
Equity Investments and Central Items	-	-	-	-	-	-	-	-	-	-
Total	27,000	783	9,066	356	2,940	151	2,704	173	41,710	1,463

At 31 December 2020
UK mortgages	28,049	354	4,067	189	2,663	82	3,103	173	37,882	798
Credit cards	2,916	422	220	78	92	28	36	20	3,264	548
Loans and overdrafts	959	209	388	68	126	45	46	22	1,519	344
UK Motor Finance	724	62	1,321	55	132	37	39	17	2,216	171
Other	512	56	651	44	69	14	72	10	1,304	124
Retail	33,160	1,103	6,647	434	3,082	206	3,296	242	46,185	1,985
SME	4,229	219	150	6	40	5	81	4	4,500	234
Corporate and other	9,505	501	97	3	37	2	177	1	9,816	507
Commercial Banking	13,734	720	247	9	77	7	258	5	14,316	741
Insurance and Wealth	1	-	12	1	-	-	-	-	13	1
Equity Investments and Central Items	-	-	-	-	-	-	-	-	-	-
Total	46,895	1,823	6,906	444	3,159	213	3,554	247	60,514	2,727

1 Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.

2 Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.

3 Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

CREDIT RISK PORTFOLIO (continued)

ECL sensitivity to economic assumptions

The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group's base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 2 on page 86 onwards.

The table below shows the Group's ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is constant reflecting the basis on which they are evaluated. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £223 million compared to £506 million at 31 December 2020 on a statutory basis. The scale of the impact has returned to 2019 levels as the base case outlook has recovered and corresponding downside scenarios no longer reach increased levels of stress.

Probability- weighted		Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m
Statutory basis
UK mortgages	837	637	723	967	1,386
Credit cards	521	442	500	569	672
Other Retail	908	844	892	947	1,034
Commercial Banking	1,333	1,196	1,261	1,403	1,753
Other	443	441	443	444	446
At 31 December 2021	4,042	3,560	3,819	4,330	5,291

UK mortgages	1,027	614	804	1,237	2,306
Credit cards	923	809	889	997	1,147
Other Retail	1,445	1,372	1,421	1,490	1,598
Commercial Banking	2,402	1,910	2,177	2,681	3,718
Other	450	448	450	450	456
At 31 December 2020	6,247	5,153	5,741	6,855	9,225

CREDIT RISK PORTFOLIO (continued)

Probability- weighted		Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m
Underlying basisA
UK mortgages	1,284	1,084	1,170	1,414	1,833
Credit cards	531	453	511	579	682
Other Retail	908	844	892	947	1,034
Commercial Banking	1,333	1,196	1,261	1,403	1,753
Other	443	441	443	444	446
At 31 December 2021	4,499	4,018	4,277	4,787	5,748

UK mortgages	1,605	1,192	1,382	1,815	2,884
Credit cards	958	844	924	1,032	1,182
Other Retail	1,445	1,372	1,421	1,490	1,598
Commercial Banking	2,402	1,910	2,177	2,681	3,718
Other	450	448	450	450	456
At 31 December 2020	6,860	5,766	6,354	7,468	9,838

FUNDING AND LIQUIDITY MANAGEMENT

The Group has maintained its robust funding and liquidity position with the loan to deposit ratio falling to 94 per cent (98 per cent as at 31 December 2020), largely driven by increased customer deposits.

Ahead of the closure of the Term Funding Scheme with additional incentives for SMEs (TFSME) in October 2021, the Group drew additional funds taking the total amount outstanding to £30 billion as at 31 December 2021. Overall, total wholesale funding has reduced to £91.4 billion as at 31 December 2021 (31 December 2020: £109.4 billion).

The Group's liquidity coverage ratio (LCR) was 135 per cent (based on a monthly rolling average over the previous 12 months) as at 31 December 2021 (31 December 2020: 136 per cent) calculated on a Group consolidated basis based on the EU Delegated Act. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non Ring-Fenced Bank entities.

The Group's credit ratings continue to reflect the resilience of the Group's business model and the strength of the balance sheet. Over the course of June and July, Moody's, S&P and Fitch all returned the outlook on the Group's credit ratings to Stable, from Negative. This reflected better underlying economic expectations for the UK, as well as the Group's prudent provisioning driving their belief that the Group is well positioned to benefit from the macroeconomic recovery and successfully navigate any potential tail risks from the pandemic. In May, Fitch downgraded Lloyds Banking Group and subsequently Scottish Widows by one notch. In July, Moody's issued a number of ratings changes for UK banks, including a one notch upgrade to the Senior and Subordinated ratings for Lloyds Banking Group and Subordinated ratings for Lloyds Bank.

CAPITAL MANAGEMENT

Analysis of capital position

The Group's CET1 capital ratio (after announced distributions) increased by 15 basis points over the year to 16.3 per cent on a pro forma basis (31 December 2020: 16.2 per cent), reflecting a strong pro forma capital build of 210 basis points for the year, offset by 185 basis points in respect of the full year ordinary dividend and the announced ordinary share buyback programme and a further 10 basis points for variable pension contributions made to the Group's main defined benefit pensions schemes in December.

The pro forma capital build of 210 basis points included the following:

● Banking profitability (pre-underlying impairment credit) of 210 basis points, with a limited impairment offset of 19 basis points, being the net impact of IFRS 9 transitional relief reduction (including 5 basis points for the phased reduction of static relief) and the impairment credit for the year
● A further 16 basis points for the £300 million final dividend received from the Insurance business in February 2022 in respect of its full year 2021 results
● A reduction in risk-weighted assets generating an increase equivalent to 58 basis points
● Offset by fixed pension contributions made to the defined benefit pension schemes of 41 basis points and other movements of 14 basis points which includes around 30 basis points for the impact of the equity provided to Insurance to fund the acquisition of Embark

Excluding the Insurance dividend received in February 2022 and the impact of the announced ordinary share buyback programme, the Group's CET1 capital ratio at 31 December 2021 was 17.3 per cent (31 December 2020: 16.2 per cent).

The capital impact of 77 basis points for the full year ordinary dividend of £1,420 million reflects both the interim ordinary dividend of 0.67 pence per share paid in September 2021 and an accrual for foreseeable ordinary dividends representing the recommended final ordinary dividend for 2021 of 1.33 pence per share.

The pro forma CET1 capital ratio includes an accrual of £2.0 billion for the full amount of the announced ordinary share buyback programme, equivalent to 2.82 pence per share and a reduction of 108 basis points. The buyback will commence as soon as is practicable and the full impact will be accrued for through the Group's actual capital position upon announcement.

The Group continues to apply the revised IFRS 9 transitional arrangements for capital which provide for temporary capital relief for the increase in accounting impairment provisions following the initial implementation of IFRS 9 ('static' relief) and subsequent relief for any increases in Stage 1 and Stage 2 expected credit losses since 1 January 2020 ('dynamic' relief). The transitional arrangements do not cover Stage 3 expected credit losses. The total CET1 capital relief recognised at 31 December 2021 amounted to 40 basis points.

On 1 January 2022, the pro forma CET1 capital ratio reduced by around 230 basis points to 14.0 per cent, reflecting the following:

● An increase in risk-weighted assets to £212 billion on a pro forma basis, in addition to other related modelled impacts on CET1 capital, following the implementation of new CRD IV mortgage, retail unsecured and commercial banking models to meet revised regulatory standards for modelled outputs and the UK implementation of the remainder of CRR 2 which includes a new standardised approach for measuring counterparty credit risk (SA-CCR). These were partially offset by the removal of risk-weighted assets linked to the reversal of the revised treatment that had previously been applied to intangible software assets and other movements. The new CRD IV models are subject to finalisation and approval by the PRA and therefore uncertainty over the final impact remains
● An increase in intangible software assets deducted from CET1 capital following the reversal of the revised treatment
● A reduction in IFRS 9 relief reflecting both phasing under the transitional arrangements and the impact of the new CRD IV models. The remaining relief on 1 January 2022 amounted to around 10 basis points

CAPITAL MANAGEMENT (continued)

During 2021, the transitional total capital ratio increased to 23.6 per cent (31 December 2020: 23.3 per cent) largely reflecting the increase in CET1 capital, the issuance of a new tier 2 capital instrument and the reduction in risk-weighted assets. This was offset in part by the reduction in transitional limits applied to legacy tier 1 and tier 2 capital instruments, the impact of movements in rates and regulatory amortisation and the net outcome of the revised regulatory classification and exchange and tender offer exercises applied to the Group's legacy preference shares.

The Group's transitional minimum requirement for own funds and eligible liabilities (MREL) ratio increased to 37.2 per cent (31 December 2020: 36.4 per cent), largely reflecting the reduction in risk-weighted assets, offset in part by a reduction in other eligible liabilities.

The UK leverage ratio remained at 5.8 per cent (31 December 2020: 5.8 per cent) as the reduction in the fully loaded total tier 1 capital position was offset by the reduction in the leverage exposure measure, the latter primarily reflecting movements in securities financing transactions and off-balance sheet items, net of increased balance sheet lending.

Target capital ratio

The Board's view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent plus a management buffer of around 1 per cent. This takes into account, amongst other things:

● The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets
● The Group's Pillar 2A capital requirement set by the PRA. During the year the PRA reduced the Group's nominal Pillar 2A capital requirement, of which the minimum amount to be met by CET1 capital was the equivalent of around 2.1 per cent of risk-weighted assets as at 31 December 2021. During 2022, the PRA will revert to setting a variable amount for the Group's Pillar 2A capital requirement (being a set percentage of risk-weighted assets), with fixed add-ons for certain risk types. In line with PRA policy, the Group's Pillar 2A capital requirement includes a reduction linked to the setting of a 2 per cent UK countercyclical capital buffer (CCyB) rate under normal conditions, as defined by the Financial Policy Committee (FPC) of the Bank of England. This reduction is currently fully offset by other regulatory capital buffers at the CET1 capital level whilst the UK CCyB rate remains at nil and will be expected to unwind going forward as and when the UK CCyB rate increases to 2 per cent
● The Group's current CCyB requirement is around zero per cent of risk-weighted assets. In December 2021 the FPC announced that the UK CCyB rate will increase from nil to 1 per cent in December 2022, with an expectation that it will increase to 2 per cent in Q2 2023. This would represent an equivalent increase in the Group's CCyB to 0.9 per cent in December 2022 and to 1.8 per cent in Q2 2023, based upon the position of the Group at 31 December 2021 and reflective of the concentration of Group exposures to the UK market
● The capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets
● The RFB sub-group's other systemically important institution (O-SII) buffer (formerly referred to as the systemic risk buffer) of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level. The FPC is proposing to amend the O-SII buffer framework in order to change the metric for determining the buffer rate from total assets to the UK leverage exposure measure
● The Group's PRA Buffer, which the PRA sets after taking account of the results of any PRA stress tests and other information, as well as outputs from the Group's own internal stress tests. The PRA requires this buffer to remain confidential
● The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year to year earnings movements

Capital resources

An analysis of the Group's capital position as at 31 December 2021 is presented in the following section on both a transitional arrangements basis and a fully loaded basis in respect of legacy capital securities that were subject to grandfathering provisions prior to 1 January 2022. In addition the Group's capital position under both bases reflects the application of the separate transitional arrangements for IFRS 9. The following table summarises the consolidated capital position of the Group.

CAPITAL MANAGEMENT (continued)

	Transitional		Fully loaded
	At 31 Dec 2021	At 31 Dec 2020	At 31 Dec 2021	At 31 Dec 2020
	£m	£m	£m	£m
Common equity tier 1
Shareholders' equity per balance sheet	47,011	43,278	47,011	43,278
Adjustment to retained earnings for foreseeable dividends	(947)	(404)	(947)	(404)
Deconsolidation adjustments1	2,486	2,333	2,486	2,333
Adjustment for own credit	133	81	133	81
Cash flow hedging reserve	457	(1,629)	457	(1,629)
Other adjustments2	414	1,721	414	1,721
	49,554	45,380	49,554	45,380
less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,026)	(3,120)	(3,026)	(3,120)
Prudent valuation adjustment	(457)	(445)	(457)	(445)
Excess of expected losses over impairment provisions and value adjustments	-	-	-	-
Removal of defined benefit pension surplus	(3,200)	(1,322)	(3,200)	(1,322)
Significant investments1	(4,573)	(4,109)	(4,573)	(4,109)
Deferred tax assets	(4,483)	(3,562)	(4,483)	(3,562)
Common equity tier 1 capital	33,815	32,822	33,815	32,822
Additional tier 1
Other equity instruments	5,879	5,881	5,879	5,881
Preference shares and preferred securities3	2,149	2,705	-	-
Transitional limit and other adjustments	(1,598)	(1,604)	-	-
	6,430	6,982	5,879	5,881
less: deductions from tier 1
Significant investments1	(1,100)	(1,138)	(1,100)	-
Total tier 1 capital	39,145	38,666	38,594	38,703
Tier 2
Other subordinated liabilities3	10,959	11,556	10,959	11,556
Deconsolidation of instruments issued by insurance entities1	(1,753)	(1,892)	(1,753)	(1,892)
Adjustments for transitional limit and non-eligible instruments	735	1,474	(722)	(1,346)
Amortisation and other adjustments	(1,791)	(1,694)	(1,791)	(1,694)
	8,150	9,444	6,693	6,624
less: deductions from tier 2
Significant investments1	(961)	(942)	(961)	(2,080)
Total capital resources	46,334	47,168	44,326	43,247

Risk-weighted assets	195,967	202,747	195,967	202,747

Common equity tier 1 capital ratio	17.3%	16.2%	17.3%	16.2%
Tier 1 capital ratio	20.0%	19.1%	19.7%	19.1%
Total capital ratio	23.6%	23.3%	22.6%	21.3%

1 For regulatory capital purposes, the Group's Insurance business is deconsolidated and replaced by the amount of the Group's investment in the business. A part of this amount is deducted from capital (via 'significant investments' in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2 Includes an adjustment applied to reserves to reflect the application of the IFRS 9 transitional arrangements for capital.

3 Preference shares, preferred securities and other subordinated liabilities reported as subordinated liabilities in the balance sheet.

CAPITAL MANAGEMENT (continued)

Minimum requirement for own funds and eligible liabilities (MREL)

The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England's MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources.

Applying the MREL SoP to minimum capital requirements at 31 December 2021, the Group's transitional MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus Pillar 2A, equivalent to 19.7 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.

On 1 January 2022 the Group's MREL, excluding regulatory capital and leverage buffers, increased to the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 23.5 per cent of risk-weighted assets as based upon minimum capital requirements at 31 December 2021, or 6.5 per cent of the UK leverage ratio exposure measure.

In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.

The Bank of England completed a review of its existing approach to setting MREL in December 2021 and has published a revised approach which became effective and binding on the Group from 1 January 2022. There has been no change to the basis for determining the Group's MREL.

An analysis of the Group's current transitional MREL resources is provided in the table below.

	Transitional1
	At 31 Dec 2021	At 31 Dec 2020
	£m	£m

Total capital resources (transitional basis)	46,334	47,168
Ineligible AT1 and tier 2 instruments2	(163)	(582)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	713	194
Other eligible liabilities issued by Lloyds Banking Group plc3	26,070	26,946
Total MREL resources1	72,954	73,726

Risk-weighted assets	195,967	202,747

MREL ratio	37.2%	36.4%

Leverage exposure measure	664,362	666,070

MREL leverage ratio	11.0%	11.1%

1 Until 2022, externally issued regulatory capital in operating entities can count towards the Group's MREL resources to the extent that such capital would count towards the Group's consolidated capital resources.

2 Instruments with less than or equal to one year to maturity or governed under non-UK law without a contractual bail-in clause.

3 Includes senior unsecured debt.

CAPITAL MANAGEMENT (continued)

Risk-weighted assets

	Credit risk IRB	Credit risk STA	Credit risk total1	Counterparty credit risk2	Market risk	Operational risk	Total
	£m	£m	£m	£m	£m	£m	£m
Total risk-weighted assets at 31 December 2020							202,747
Less threshold risk-weighted assets3							(11,927)
Risk-weighted assets at 31 December 2020	133,407	23,596	157,003	6,745	2,207	24,865	190,820
Asset size	(3,258)	(737)	(3,995)	(380)	-	-	(4,375)
Asset quality	841	(242)	599	(124)	-	-	475
Model updates	-	-	-	-	483	-	483
Methodology and policy	(1,109)	(1,919)	(3,028)	-	(1)	-	(3,029)
Acquisitions and disposals	-	-	-	-	-	-	-
Movements in risk levels (market risk only)	-	-	-	-	464	-	464
Foreign exchange movements	(154)	(59)	(213)	(177)	-	-	(390)
Other	-	-	-	-	-	(840)	(840)
Risk-weighted assets at 31 December 2021	129,727	20,639	150,366	6,064	3,153	24,025	183,608
Threshold risk-weighted assets3							12,359
Risk-weighted assets at 31 December 2021							195,967

1 Credit risk includes securitisation risk-weighted assets.

2 Counterparty credit risk includes movements in contributions to the default funds of central counterparties and movements in credit valuation adjustment risk.

3 Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investments in the Group's Insurance business.

The risk-weighted assets movement table provides analysis of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements.

Credit risk, risk-weighted assets:

● Asset size reduction of £4.0 billion predominantly reflects increased levels of optimisation in Commercial Banking and lower unsecured balances, partially offset by increased mortgage lending
● Asset quality increase of £0.6 billion reflects the impact of retail model calibrations with limited credit migration in part due to the benefit of House Price Index increases
● Methodology and policy changes of £3.0 billion include reductions in risk-weighted assets through securitisation activity, other optimisation activity and enhanced identification of SME exposures

Counterparty credit risk, risk-weighted assets: reduced by £0.7 billion predominantly due to movements in market rates during the period.

Market risk, risk-weighted assets: increased by £1.0 billion driven by an increase in IBOR transition related Risks Not in VaR (RNIVs), capital multiplier increases due to IBOR related activities and increased market volatility in the fourth quarter resulting in backtesting overshoots.

Operational risk, risk-weighted assets: reduced by £0.8 billion due to a reduction in 3 year average income levels.

CAPITAL MANAGEMENT (continued)

Stress testing

The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme, the Group conducts a macroeconomic stress test of the Group's operating plan in the second half of the year to assess whether the Group's capital position is resilient to a further severe economic shock, over and above the stress experienced during the pandemic.

The Group also participates in stress tests run by the Bank of England which published the results of the most recent exercise in December 2021, showing that the Group had passed the stress test. The Bank of England calculated the Group's CET1 capital ratio after the application of management actions to be 7.8 per cent, against the reference rate of 7.7 per cent, meaning the Group was not required by the regulator to undertake any capital actions. This shows the Group's resilience to a severe economic shock in addition to what had been experienced over 2020, as House Price Index (HPI) and Commercial Real Estate (CRE) values fell a further 33 per cent and unemployment peaked at 11.9 per cent in the Bank of England's theoretical stress scenario.

The Group participated in Part I of the Bank of England's Climate Biennial Exploratory Stress test in 2021 and will leverage the experience gained through that exercise to further embed climate risk into risk management and stress testing activities.

Leverage ratio

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:

● a minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure
● a countercyclical leverage buffer (CCLB) which is currently zero per cent of the total leverage exposure measure, reflecting the current UK CCyB rate of nil. Following the FPC's announcements on the planned increase of the UK CCyB rate, the Group's CCLB would be expected to increase to 0.3 per cent in December 2022 and 0.6 per cent in Q2 2023, based upon the position of the Group at 31 December 2021
● an additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.

CAPITAL MANAGEMENT (continued)

The table below summarises the component parts of the Group's leverage ratio.

	Fully loaded
	At 31 Dec 2021	At 31 Dec 2020
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	33,815	32,822
Additional tier 1 capital	4,779	5,881
Total tier 1 capital	38,594	38,703

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	22,051	29,613
Securities financing transactions	69,673	74,322
Loans and advances and other assets	794,801	767,334
Total assets	886,525	871,269

Qualifying central bank claims	(72,741)	(67,093)

Deconsolidation adjustments1
Derivative financial instruments	(166)	(1,549)
Loans and advances and other assets	(186,965)	(171,183)
Total deconsolidation adjustments	(187,131)	(172,732)

Derivatives adjustments
Adjustments for regulatory netting	(9,605)	(12,444)
Adjustments for cash collateral	(4,713)	(12,679)
Net written credit protection	268	455
Regulatory potential future exposure	10,544	12,535
Total derivatives adjustments	(3,506)	(12,133)

Securities financing transactions adjustments	1,946	1,713
Off-balance sheet items	57,496	60,882
Regulatory deductions and other adjustments2	(18,227)	(15,836)

Total exposure measure	664,362	666,070

Average exposure measure3	675,412

UK leverage ratio	5.8%	5.8%
Average UK leverage ratio3	5.8%

1 Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group's regulatory capital consolidation, primarily the Group's Insurance business.

2 Includes adjustments to exclude lending under the UK Government's Bounce Back Loan Scheme (BBLS) and the netting of regular-way purchases and sales awaiting settlement in accordance with CRR Article 500d.

3 The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2021 to 31 December 2021). The average of 5.8 per cent compares to 5.8 per cent at the start and 5.8 per cent at the end of the quarter.

CAPITAL MANAGEMENT (continued)

Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 31 Dec 2021	At 31 Dec 2020

Common equity tier 1 (£m)	33,033	30,341
Transitional tier 1 (£m)	38,363	36,185
Transitional total capital (£m)	46,336	46,052
Total risk-weighted assets (£m)	195,874	201,800
Common equity tier 1 ratio (%)	16.9%	15.0%
Transitional tier 1 ratio (%)	19.6%	17.9%
Transitional total capital ratio (%)	23.7%	22.8%
UK leverage ratio exposure measure (£m)	663,580	663,590
UK leverage ratio (%)	5.7%	5.5%

The Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under CRR Article 473a (as amended via the CRR 'Quick Fix' revisions published in June 2020). Specifically, the Group has opted to apply both paragraphs 2 and 4 of CRR Article 473a (static and dynamic relief) and in addition to apply a 100 per cent risk weight to the consequential Standardised credit risk exposure add-back as permitted under paragraph 7a of the revisions.

As at 31 December 2021, static relief under the transitional arrangements amounted to £353 million (31 December 2020: £616 million) and dynamic relief amounted to £428 million (31 December 2020: £1,865 million) through CET1 capital.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		2021	2020
	Note	£m	£m

Interest income		13,258	14,306
Interest expense		(3,892)	(3,557)
Net interest income		9,366	10,749
Fee and commission income		2,608	2,308
Fee and commission expense		(1,185)	(1,148)
Net fee and commission income		1,423	1,160
Net trading income		17,200	7,220
Insurance premium income		8,283	8,615
Other operating income		1,172	1,423
Other income		28,078	18,418
Total income		37,444	29,167
Insurance claims		(21,120)	(14,041)
Total income, net of insurance claims		16,324	15,126
Operating expenses		(10,800)	(9,745)
Impairment credit (charge)		1,378	(4,155)
Profit before tax		6,902	1,226
Tax (expense) credit	3	(1,017)	161
Profit for the year		5,885	1,387

Profit attributable to ordinary shareholders		5,355	865
Profit attributable to other equity holders		429	453
Profit attributable to equity holders		5,784	1,318
Profit attributable to non-controlling interests		101	69
Profit for the year		5,885	1,387

Basic earnings per share	4	7.5p	1.2p
Diluted earnings per share	4	7.5p	1.2p

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2021	2020
	£m	£m

Profit for the year	5,885	1,387
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	1,720	138
Tax	(658)	(25)
	1,062	113
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	61	(50)
Tax	(4)	(16)
	57	(66)
Gains and losses attributable to own credit risk:
Losses before tax	(86)	(75)
Tax	34	20
	(52)	(55)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	133	46
Income statement transfers in respect of disposals	2	(149)
Income statement transfers in respect of impairment	(2)	5
Tax	(25)	74
	108	(24)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(2,279)	730
Net income statement transfers	(621)	(496)
Tax	814	(109)
	(2,086)	125
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(39)	4
Transfers to income statement (tax: £nil)	-	13
	(39)	17
Total other comprehensive income for the year, net of tax	(950)	110
Total comprehensive income for the year	4,935	1,497

Total comprehensive income attributable to ordinary shareholders	4,405	975
Total comprehensive income attributable to other equity holders	429	453
Total comprehensive income attributable to equity holders	4,834	1,428
Total comprehensive income attributable to non-controlling interests	101	69
Total comprehensive income for the year	4,935	1,497

CONSOLIDATED BALANCE SHEET

	At 31 Dec 2021	At 31 Dec 2020
	£m	£m

Assets
Cash and balances at central banks	76,420	73,257
Items in the course of collection from banks	147	299
Financial assets at fair value through profit or loss1	206,771	191,169
Derivative financial instruments	22,051	29,613
Loans and advances to banks1	7,001	8,060
Loans and advances to customers1	448,567	440,200
Reverse repurchase agreements1	54,753	61,329
Debt securities	6,835	5,405
Financial assets at amortised cost	517,156	514,994
Financial assets at fair value through other comprehensive income	28,137	27,603
Investments in joint ventures and associates	352	296
Goodwill	2,320	2,320
Value of in-force business	5,514	5,617
Other intangible assets	4,196	4,140
Current tax recoverable	363	660
Deferred tax assets	3,118	2,741
Retirement benefit assets	4,531	1,714
Other assets1	15,449	16,846
Total assets	886,525	871,269

1 See note 1 regarding changes to presentation.

CONSOLIDATED BALANCE SHEET (continued)

	At 31 Dec 2021	At 31 Dec 2020
	£m	£m

Liabilities
Deposits from banks1	7,647	12,698
Customer deposits1	476,344	450,651
Repurchase agreements at amortised cost1	31,125	28,184
Items in course of transmission to banks	316	306
Financial liabilities at fair value through profit or loss	23,123	22,646
Derivative financial instruments	18,060	27,313
Notes in circulation	1,321	1,305
Debt securities in issue	71,552	87,397
Liabilities arising from insurance contracts and participating investment contracts	123,423	116,060
Liabilities arising from non-participating investment contracts	45,040	38,452
Other liabilities	19,947	20,347
Retirement benefit obligations	230	245
Current tax liabilities	6	31
Deferred tax liabilities	39	45
Other provisions	2,092	1,915
Subordinated liabilities	13,108	14,261
Total liabilities	833,373	821,856

Equity
Share capital	7,102	7,084
Share premium account	18,479	17,863
Other reserves	11,189	13,747
Retained profits	10,241	4,584
Ordinary shareholders' equity	47,011	43,278
Other equity instruments	5,906	5,906
Total equity excluding non-controlling interests	52,917	49,184
Non-controlling interests	235	229
Total equity	53,152	49,413
Total equity and liabilities	886,525	871,269

1 See note 1 regarding changes to presentation.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2021	24,947	13,747	4,584	43,278	5,906	229	49,413
Comprehensive income
Profit for the year	-	-	5,355	5,355	429	101	5,885
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	-	-	1,062	1,062	-	-	1,062
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	-	108	-	108	-	-	108
Equity shares	-	57	-	57	-	-	57
Gains and losses attributable to own credit risk, net of tax	-	-	(52)	(52)	-	-	(52)
Movements in cash flow hedging reserve, net of tax	-	(2,086)	-	(2,086)	-	-	(2,086)
Movements in foreign currency translation reserve, net of tax	-	(39)	-	(39)	-	-	(39)
Total other comprehensive income	-	(1,960)	1,010	(950)	-	-	(950)
Total comprehensive income1	-	(1,960)	6,365	4,405	429	101	4,935
Transactions with owners
Dividends	-	-	(877)	(877)	-	(93)	(970)
Distributions on other equity instruments	-	-	-	-	(429)	-	(429)
Issue of ordinary shares	37	-	-	37	-	-	37
Redemption of preference shares	597	(597)	-	-	-	-	-
Movement in treasury shares	-	-	(13)	(13)	-	-	(13)
Value of employee services:
Share option schemes	-	-	51	51	-	-	51
Other employee award schemes	-	-	131	131	-	-	131
Changes in non-controlling interests	-	-	(1)	(1)	-	(2)	(3)
Total transactions with owners	634	(597)	(709)	(672)	(429)	(95)	(1,196)
Realised gains and losses on equity shares held at fair value through other comprehensive income	-	(1)	1	-	-	-	-
At 31 December 2021	25,581	11,189	10,241	47,011	5,906	235	53,152

1 Total comprehensive income attributable to owners of the parent was £4,834 million (2020: £1,428 million).

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2020	24,756	13,695	3,246	41,697	5,906	203	47,806
Comprehensive income
Profit for the year	-	-	865	865	453	69	1,387
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	-	-	113	113	-	-	113
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	-	(24)	-	(24)	-	-	(24)
Equity shares	-	(66)	-	(66)	-	-	(66)
Gains and losses attributable to own credit risk, net of tax	-	-	(55)	(55)	-	-	(55)
Movements in cash flow hedging reserve, net of tax	-	125	-	125	-	-	125
Movements in foreign currency translation reserve, net of tax	-	17	-	17	-	-	17
Total other comprehensive income	-	52	58	110	-	-	110
Total comprehensive income	-	52	923	975	453	69	1,497
Transactions with owners
Dividends	-	-	-	-	-	(41)	(41)
Distributions on other equity instruments	-	-	-	-	(453)	-	(453)
Issue of ordinary shares	191	-	-	191	-	-	191
Movement in treasury shares	-	-	293	293	-	-	293
Value of employee services:
Share option schemes	-	-	48	48	-	-	48
Other employee award schemes	-	-	74	74	-	-	74
Changes in non-controlling interests	-	-	-	-	-	(2)	(2)
Total transactions with owners	191	-	415	606	(453)	(43)	110
Realised gains and losses on equity shares held at fair value through other comprehensive income	-	-	-	-	-	-	-
At 31 December 2020	24,947	13,747	4,584	43,278	5,906	229	49,413

CONSOLIDATED CASH FLOW STATEMENT

	2021	2020
	£m	£m

Profit before tax	6,902	1,226
Adjustments for:
Change in operating assets	(10,502)	(18,650)
Change in operating liabilities	4,954	35,737
Non-cash and other items	6,063	9,594
Tax paid (net)	(796)	(736)
Net cash provided by operating activities	6,621	27,171
Cash flows from investing activities
Purchase of financial assets	(8,984)	(8,589)
Proceeds from sale and maturity of financial assets	8,287	6,347
Purchase of fixed assets	(3,228)	(2,901)
Proceeds from sale of fixed assets	1,437	1,146
Acquisition of businesses, net of cash acquired	(57)	(3)
Net cash used in investing activities	(2,545)	(4,000)
Cash flows from financing activities
Dividends paid to ordinary shareholders	(877)	-
Distributions on other equity instruments	(429)	(453)
Dividends paid to non-controlling interests	(93)	(41)
Interest paid on subordinated liabilities	(1,303)	(1,095)
Proceeds from issue of subordinated liabilities	499	-
Proceeds from issue of ordinary shares	25	144
Repayment of subordinated liabilities	(1,056)	(3,874)
Net cash used in financing activities	(3,234)	(5,319)
Effects of exchange rate changes on cash and cash equivalents	70	(196)
Change in cash and cash equivalents	912	17,656
Cash and cash equivalents at beginning of year	75,467	57,811
Cash and cash equivalents at end of year	76,379	75,467

Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 31 December 2021 is £76 million (31 December 2020: £84 million) held within the Group's long-term insurance and investments businesses, which is not immediately available for use in the business.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting policies and presentation

These condensed consolidated financial statements as at and for the year to 31 December 2021 have been prepared in accordance with the Listing Rules of the Financial Conduct Authority (FCA) relating to Preliminary Announcements and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements. Copies of the 2021 Annual Report and Accounts will be available on the Group's website and upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The accounting policies are consistent with those applied by the Group in its 2020 Annual Report and Accounts. The Group's accounting policies are set out in full in the 2021 Annual Report and Accounts.

In 2021, the Group has adopted the Interest Rate Benchmark Reform Phase 2 amendments issued by the IASB. These amendments require that changes to expected future cash flows that both arise as a direct result of IBOR Reform and are economically equivalent to the previous cash flows are accounted for as a change to the effective interest rate with no adjustment to the asset's or liability's carrying value; no immediate gain or loss is recognised. The new requirements also provide relief from the requirements to discontinue hedge accounting as a result of amending hedge documentation if the changes are required solely as a result of IBOR Reform. The amendments do not have a material impact on the Group's comparatives, which have not been restated.

The following changes have been made to the presentation of the Group's assets and liabilities on the face of the balance sheet:

- Assets arising from reinsurance contracts held are included within financial assets at fair value through profit or loss and other assets
- Property, plant and equipment is included in other assets
- Reverse repurchase agreements with banks and customers are shown separately from loans and advances to banks and loans and advances to customers respectively; and repurchase agreements with banks and customers are shown separately from deposits from banks and customer deposits respectively

There has been no change in the basis of accounting for any of the underlying transactions. Comparatives have been presented on a consistent basis for all of the above.

The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the Directors have considered the implications of the short-term impacts of the COVID-19 pandemic and climate change upon the Group's performance and projected funding and capital position. The Directors have also taken into account the impact of further stress scenarios.

2. Critical accounting judgements and key sources of estimation uncertainty

The critical accounting judgements and key sources of estimation uncertainty made by management in applying the Group's accounting policies are set out in full in the Group's 2021 Annual Report and Accounts. Those affecting the Group's recognition and measurement of allowances for expected credit losses are set out below.

Generation of multiple economic scenarios

The estimate of expected credit losses is required to be based on an unbiased expectation of future economic scenarios. The approach used to generate the range of future economic scenarios depends on the methodology and judgements adopted. The Group's approach is to start from a defined base case scenario, used for planning purposes, and to generate alternative economic scenarios around this base case. The base case scenario is a conditional forecast underpinned by a number of conditioning assumptions that reflect the Group's best view of key future developments. If circumstances appear likely to materially deviate from the conditioning assumptions, then the base case scenario is updated.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Critical accounting judgements and key sources of estimation uncertainty (continued)

The base case scenario is central to a range of future economic scenarios generated by simulation of an economic model, for which the same conditioning assumptions apply as in the base case scenario. These scenarios are ranked by using estimated relationships with industry-wide historical loss data. With the base case already pre-defined, three other scenarios are identified as averages of constituent scenarios located around the 15th, 75th and 95th percentiles of the distribution. The full distribution is therefore summarised by a practical number of scenarios to run through ECL models representing an upside, the base case, and a downside scenario weighted at 30 per cent each, together with a severe downside scenario weighted at 10 per cent. The scenario weights represent the distribution of economic scenarios and not subjective views on likelihood. The inclusion of a severe downside scenario with a smaller weighting ensures that the non-linearity of losses in the tail of the distribution is adequately captured. The Group does not apply any reversion techniques within scenario generation, noting that data after the five-year forecast period shown has a relatively immaterial effect on the ECL provision.

A forum under the chairmanship of the Chief Economist meets at least quarterly to review and, if appropriate, recommend changes to the method by which economic scenarios are generated, for approval by the Chief Financial Officer and Chief Risk Officer. While no material changes were made to the model in 2021, the forum identified the need to consider an alternative approach to address interest rate risks not captured within the downside scenarios. The forum recommended that a non-modelled severe downside scenario was evaluated for potential incremental losses. This resulted in a management adjustment for UK mortgages which exhibited a sufficient uplift in ECL in a high rate scenario.

Base case and MES economic assumptions

The Group's base case economic scenario has been revised in light of the continuing impact of the coronavirus pandemic, intensifying global inflation pressures, and a shift towards a more restrictive stance of monetary policy by central banks. The Group's updated base case scenario built in three key conditioning assumptions. First, the current wave of coronavirus infections does not lead to a re-imposition of lockdown restrictions in the UK, although greater household caution is expected amid increased hospitalisation rates. Second, the rise in wholesale energy prices is passed on to consumers through a 50 per cent increase in retail energy prices in April 2022. Third, inflation expectations rise in response to increasing headline inflation but subsequently revert to levels consistent with the Bank of England's 2 per cent inflation target.

Based on these assumptions and incorporating the improved economic data in the fourth quarter, the Group's base case outlook is for a modest rise in the unemployment rate alongside a deceleration in residential and commercial property price growth, as the UK Bank Rate is raised in response to increasing inflationary pressures. Risks around this base case economic view lie in both directions and are partly captured by the generation of alternative economic scenarios described above. Uncertainties relating to key epidemiological developments, notably the possibility that a vaccine-resistant strain could emerge, are not specifically captured by these scenarios. These specific risks are recognised outside of the modelled scenarios with a central adjustment.

The Group has accommodated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the fourth quarter of 2021, for which actuals may have since emerged prior to publication.

Scenarios by year

Key annual assumptions made by the Group are shown below. Gross domestic product is presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period.

The key UK economic assumptions made by the Group averaged over a five-year period are also shown below. The five-year period reflects movements within the current reporting year such that 31 December 2021 reflects the five years 2021 to 2025. The prior year comparative data has been re-presented to align to the equivalent period, 2020 to 2024. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date, and recognises that credit models utilise both level and annual change in calculating ECL. The use of calendar years also maintains a comparability between tables disclosed.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Critical accounting judgements and key sources of estimation uncertainty (continued)

	2021	2022	2023	2024	2025	2021-2025 average
At 31 December 2021%		%	%	%	%	%

Upside
Gross domestic product	7.1	4.0	1.4	1.3	1.4	3.0
UK Bank Rate	0.14	1.44	1.74	1.82	2.03	1.43
Unemployment rate	4.4	3.3	3.4	3.5	3.7	3.7
House price growth	10.1	2.6	4.9	4.7	3.6	5.1
Commercial real estate price growth	12.4	5.8	0.7	1.0	(0.6)	3.7
Base case
Gross domestic product	7.1	3.7	1.5	1.3	1.3	2.9
UK Bank Rate	0.14	0.81	1.00	1.06	1.25	0.85
Unemployment rate	4.5	4.3	4.4	4.4	4.5	4.4
House price growth	9.8	0.0	0.0	0.5	0.7	2.1
Commercial real estate price growth	10.2	(2.2)	(1.9)	0.1	0.6	1.2
Downside
Gross domestic product	7.1	3.4	1.3	1.1	1.2	2.8
UK Bank Rate	0.14	0.45	0.52	0.55	0.69	0.47
Unemployment rate	4.7	5.6	5.9	5.8	5.7	5.6
House price growth	9.2	(4.9)	(7.8)	(6.6)	(4.7)	(3.1)
Commercial real estate price growth	8.6	(10.1)	(7.0)	(3.4)	(0.3)	(2.6)
Severe downside
Gross domestic product	6.8	0.9	0.4	1.0	1.4	2.1
UK Bank Rate	0.14	0.04	0.06	0.08	0.09	0.08
Unemployment rate	4.9	7.7	8.5	8.1	7.6	7.3
House price growth	9.1	(7.3)	(13.9)	(12.5)	(8.4)	(6.9)
Commercial real estate price growth	5.8	(19.6)	(12.1)	(5.3)	(0.5)	(6.8)
Probability-weighted
Gross domestic product	7.0	3.4	1.3	1.2	1.3	2.8
UK Bank Rate	0.14	0.82	0.99	1.04	1.20	0.83
Unemployment rate	4.6	4.7	5.0	5.0	4.9	4.8
House price growth	9.6	(1.4)	(2.3)	(1.7)	(1.0)	0.6
Commercial real estate price growth	9.9	(3.9)	(3.7)	(1.2)	(0.1)	0.1

Base case scenario by quarter1	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022
At 31 December 2021%		%	%	%	%	%	%	%

Gross domestic product	(1.3)	5.4	1.1	0.4	0.1	1.5	0.5	0.3
UK Bank Rate	0.10	0.10	0.10	0.25	0.50	0.75	1.00	1.00
Unemployment rate	4.9	4.7	4.3	4.3	4.4	4.3	4.3	4.3
House price growth	6.5	8.7	7.4	9.8	8.4	6.1	3.2	(0.0)
Commercial real estate price growth	(2.9)	3.4	7.5	10.2	8.4	5.2	0.9	(2.2)

1 Gross domestic product presented quarter-on-quarter, house price growth and commercial real estate growth presented year-on-year - i.e. from the equivalent quarter the previous year. UK Bank Rate and unemployment rate are presented as at end of quarter.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Critical accounting judgements and key sources of estimation uncertainty (continued)

	2020	2021	2022	2023	2024	2020-2024 average
At 31 December 2020%		%	%	%	%	%

Upside
Gross domestic product	(10.5)	3.7	5.7	1.7	1.5	0.3
UK Bank Rate	0.10	1.14	1.27	1.20	1.21	0.98
Unemployment rate	4.3	5.4	5.4	5.0	4.5	5.0
House price growth	6.3	(1.4)	5.2	6.0	5.0	4.2
Commercial real estate price growth	(4.6)	9.3	3.9	2.1	0.3	2.1
Base case
Gross domestic product	(10.5)	3.0	6.0	1.7	1.4	0.1
UK Bank Rate	0.10	0.10	0.10	0.21	0.25	0.15
Unemployment rate	4.5	6.8	6.8	6.1	5.5	5.9
House price growth	5.9	(3.8)	0.5	1.5	1.5	1.1
Commercial real estate price growth	(7.0)	(1.7)	1.6	1.1	0.6	(1.1)
Downside
Gross domestic product	(10.6)	1.7	5.1	1.4	1.4	(0.4)
UK Bank Rate	0.10	0.06	0.02	0.02	0.03	0.05
Unemployment rate	4.6	7.9	8.4	7.8	7.0	7.1
House price growth	5.6	(8.4)	(6.5)	(4.7)	(3.0)	(3.5)
Commercial real estate price growth	(8.7)	(10.6)	(3.2)	(0.8)	(0.8)	(4.9)
Severe downside
Gross domestic product	(10.8)	0.3	4.8	1.3	1.2	(0.8)
UK Bank Rate	0.10	0.00	0.00	0.01	0.01	0.02
Unemployment rate	4.8	9.9	10.7	9.8	8.7	8.8
House price growth	5.3	(11.1)	(12.5)	(10.7)	(7.6)	(7.5)
Commercial real estate price growth	(11.0)	(21.4)	(9.8)	(3.9)	(0.8)	(9.7)
Probability-weighted
Gross domestic product	(10.6)	2.6	5.5	1.6	1.4	(0.1)
UK Bank Rate	0.10	0.39	0.42	0.43	0.45	0.36
Unemployment rate	4.5	7.0	7.3	6.7	6.0	6.3
House price growth	5.9	(5.2)	(1.5)	(0.2)	0.3	(0.2)
Commercial real estate price growth	(7.2)	(3.0)	(0.3)	0.3	(0.1)	(2.1)

Base case scenario by quarter1	First quarter 2020	Second quarter 2020	Third quarter 2020	Fourth quarter 2020	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021
At 31 December 2020%		%	%	%	%	%	%	%

Gross domestic product	(3.0)	(18.8)	16.0	(1.9)	(3.8)	5.6	3.6	1.5
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	4.0	4.1	4.8	5.0	5.2	6.5	8.0	7.5
House price growth	2.8	2.6	7.2	5.9	5.5	4.7	(1.6)	(3.8)
Commercial real estate price growth	(5.0)	(7.8)	(7.8)	(7.0)	(6.1)	(2.9)	(2.2)	(1.7)

1 Gross domestic product presented quarter-on-quarter, house price growth and commercial real estate growth presented year-on-year - i.e. from the equivalent quarter the previous year. UK Bank Rate and unemployment rate are presented as at end of quarter.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Critical accounting judgements and key sources of estimation uncertainty (continued)

ECL sensitivity to economic assumptions

The table below shows the Group's ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is constant reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £223 million compared to £506 million at 31 December 2020.

Probability- weighted		Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m

At 31 December 2021
UK mortgages	837	637	723	967	1,386
Credit cards	521	442	500	569	672
Other Retail	908	844	892	947	1,034
Commercial Banking	1,333	1,196	1,261	1,403	1,753
Other	443	441	443	444	446
ECL allowance	4,042	3,560	3,819	4,330	5,291

At 31 December 2020
UK mortgages	1,027	614	804	1,237	2,306
Credit cards	923	809	889	997	1,147
Other Retail	1,445	1,372	1,421	1,490	1,598
Commercial Banking	2,402	1,910	2,177	2,681	3,718
Other	450	448	450	450	456
ECL allowance	6,247	5,153	5,741	6,855	9,225

The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group's ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Critical accounting judgements and key sources of estimation uncertainty (continued)

The table below shows the impact on the Group's ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime PDs.

	At 31 December 2021		At 31 December 2020
	1pp increase in unemployment	1pp decrease in unemployment	1pp increase in unemployment	1pp decrease in unemployment
	£m	£m	£m	£m

UK mortgages	23	(18)	25	(23)
Credit cards	20	(20)	31	(31)
Other Retail	14	(14)	23	(23)
Commercial Banking	49	(42)	125	(112)
Other	1	(1)	1	(1)
ECL impact	107	(95)	205	(190)

The table below shows the impact on the Group's ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario.

	At 31 December 2021		At 31 December 2020
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI

ECL impact, £m	(112)	162	(206)	284

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Critical accounting judgements and key sources of estimation uncertainty (continued)

Application of judgement in adjustments to modelled ECL

Impairment models fall within the Group's model risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group's impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group's allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments.

Judgements are not typically assessed under each distinct economic scenario used to generate ECL, but instead are applied on the basis of final modelled ECL which reflects the probability-weighted view of all scenarios. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria identified.

The coronavirus pandemic and the various support measures that have been put in place have resulted in an economic environment which differs significantly from the historical economic conditions upon which the impairment models have been built. As a result there has been a greater need for management judgements to be applied alongside the use of models. At 31 December 2021 management judgement resulted in additional ECL allowances totalling £1,284 million (2020: £1,383 million). This comprises judgements added due to COVID-19 and other judgements not directly linked to COVID-19 but which have increased in size during the pandemic. The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

	Modelled ECL	Individually assessed	Judgements due to COVID-191	Other judgements	Total ECL
	£m	£m	£m	£m	£m

At 31 December 2021
UK mortgages	292	-	67	478	837
Credit cards	436	-	94	(9)	521
Other Retail	801	-	57	50	908
Commercial Banking	281	905	161	(14)	1,333
Other	43	-	400	-	443
Total	1,853	905	779	505	4,042

At 31 December 2020
UK mortgages	481	-	36	510	1,027
Credit cards	851	-	128	(56)	923
Other Retail	1,209	-	193	43	1,445
Commercial Banking	1,051	1,222	131	(2)	2,402
Other	50	-	400	-	450
Total	3,642	1,222	888	495	6,247

1 Judgements introduced to address the impact that COVID-19 and resulting interventions have had on the Group's economic outlook and observed loss experience, which have required additional model limitations to be addressed.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Tax expense

The UK corporation tax rate for the year was 19.0 per cent (2020: 19.0 per cent). An explanation of the relationship between tax (expense) credit and accounting profit is set out below.

	2021	2020
	£m	£m

Profit before tax	6,902	1,226
UK corporation tax thereon	(1,311)	(233)
Impact of surcharge on banking profits	(439)	(107)
Non-deductible costs: conduct charges	(185)	(24)
Non-deductible costs: bank levy	(22)	(38)
Other non-deductible costs	(83)	(74)
Non-taxable income	40	59
Tax relief on coupons on other equity instruments	81	86
Tax-exempt gains on disposals	140	81
Tax losses where no deferred tax recognised	(1)	(58)
Remeasurement of deferred tax due to rate changes	954	350
Differences in overseas tax rates	(19)	15
Policyholder tax	(63)	(46)
Policyholder deferred tax asset in respect of life assurance expenses	(69)	49
Adjustments in respect of prior years	(40)	104
Tax effect of share of results of joint ventures	-	(3)
Tax (expense) credit	(1,017)	161

4. Earnings per share

	2021	2020
	£m	£m

Profit attributable to ordinary shareholders - basic and diluted	5,355	865

	2021	2020
	million	million

Weighted-average number of ordinary shares in issue - basic	70,937	70,606
Adjustment for share options and awards	848	650
Weighted-average number of ordinary shares in issue - diluted	71,785	71,256

Basic earnings per share	7.5p	1.2p
Diluted earnings per share	7.5p	1.2p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. Provisions for liabilities and charges

Regulatory and legal provisions

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2021 the Group charged a further £1,300 million in respect of legal actions and other regulatory matters, including a charge in respect of HBOS Reading, a charge of £91 million for the FCA fine in relation to the past communication of historical home insurance renewals and charges for other legacy programmes.

The unutilised balance at 31 December 2021 was £1,156 million (31 December 2020: £642 million). The most significant items are as follows.

HBOS Reading - review

The Group completed its compensation assessment for those within the Customer Review in 2019 with more than £109 million of compensation paid, in addition to £15 million for ex-gratia payments and £6 million for the reimbursement of legal fees. The Group is now applying the recommendations from Sir Ross Cranston's review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The appeal process for the further assessment of debt relief and de facto director status is now nearing completion. Further details of the Foskett Panel were announced on 3 April 2020 and the Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel's stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.

Following the emergence of the first outcomes of the Foskett Panel through 2021, the Group has charged a further £790 million in the year ended 31 December 2021, of which £600 million was recognised in the fourth quarter. This includes operational costs in relation to Dame Linda Dobbs' review, which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group during the period from January 2009 to January 2017, and other programme costs. A significant proportion of the fourth quarter charge relates to the estimated future awards from the Foskett Panel. To date the Foskett Panel has shared outcomes on a limited subset of the total population which covers a wide range of businesses and different claim characteristics. The estimated awards provision recognised is therefore materially dependent on the assumption that the limited number of awards to date are representative of the full population of cases. The 2021 charge increases the lifetime cost to £1,225 million. The final outcome could be significantly different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process. The Group is committed to implementing Sir Ross's recommendations in full.

Payment protection insurance

The Group has made provisions for PPI costs over a number of years totalling £21,960 million. Good progress continues to be made towards ensuring operational completeness, ahead of an orderly programme close. At 31 December 2021, a provision of £22 million remained outstanding (excluding amounts related to MBNA), with total cash payments of £179 million during the year.

In addition to the above provision, the Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions, including a charge in the fourth quarter. PPI litigation remains inherently uncertain, with a number of key Court judgments due to be delivered in 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. Provisions for liabilities and charges (continued)

Arrears handling related activities

To date the Group has provided a total of £1,026 million for arrears handling activities. The unutilised balance at 31 December 2021 was £26 million.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The Group provided a further £21 million in the year to 31 December 2021, bringing the total provided to date to £695 million. Utilisation of the provision was £29 million in the year to 31 December 2021. The remaining unutilised provision as at 31 December 2021 was £85 million. The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

6. Contingent liabilities and commitments

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not involved in the ongoing litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

● Litigation brought by retailers against both Visa and Mastercard continues in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard's MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that historic interchange arrangements of Mastercard and Visa infringed competition law)
● Litigation brought on behalf of UK consumers in the English Courts against Mastercard

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc's acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. In 2020, some of these Visa preference shares were converted into Visa Inc Class A common stock (in accordance with the provisions of the Visa Europe sale documentation) and they were subsequently sold by the Group. The sale has no impact on this contingent liability.

LIBOR and other trading rates

Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.

Certain Group companies are also named as defendants in (i) UK-based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or any related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. Contingent liabilities and commitments (continued)

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2022. If the final determination of the matter by the judicial process is that HMRC's position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £840 million (including interest) and a reduction in the Group's deferred tax asset of approximately £330 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, which could relate to a number of issues, including financial, environmental or other regulatory matters, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established based on management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However, the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 5.

7. Dividends on ordinary shares and share buyback

Dividends on ordinary shares

The Board has recommended a final ordinary dividend, which is subject to approval by the shareholders at the Annual General Meeting on 12 May 2022, of 1.33 pence per share (2020: 0.57 pence per share) totalling £947 million. These condensed consolidated financial statements do not reflect the recommended dividend.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the recommended dividend are:

Shares quoted ex-dividend	7 April 2022

Record date	8 April 2022

Final date for joining or leaving the dividend reinvestment plan	27 April 2022

Dividend paid	19 May 2022

Share buyback

The Board has announced its intention to implement an ordinary share buyback of up to £2.0 billion. This represents the return to shareholders of capital surplus to that required to provide capacity to grow the business, meet current and future regulatory requirements and cover uncertainties. The share buyback programme will commence as soon as is practicable and is expected to be completed, subject to continued authority from the PRA, by 31 December 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8. Other information

The financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2021 will be published on the Group's website and will be delivered to the Registrar of Companies in accordance with section 441 of the Act. The report of the auditor on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not include a statement under sections 498(2) or 498(3) of the Act. The statutory accounts for the year ended 31 December 2020 have been filed with the Registrar of Companies.

BASIS OF PRESENTATION

This news release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the year ended 31 December 2021. Unless otherwise stated, income statement commentaries throughout this document compare the year ended 31 December 2021 to the year ended 31 December 2020, and the balance sheet analysis compares the Group balance sheet as at 31 December 2021 to the Group balance sheet as at 31 December 2020. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with an 'A' throughout this document. Further information on these measures is set out on page 33. Unless otherwise stated, commentary on pages 1 and 2 and pages 7 to 13 is given on an underlying basis. The 2021 Annual Report and Accounts and Pillar 3 Report can be found at: https://www.lloydsbankinggroup.com/investors/financial-downloads/

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; risks concerning borrower and counterparty credit quality; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of our securities; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; potential changes in dividend policy; the ability to achieve strategic objectives; insurance risks; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; tightening of monetary policy in jurisdictions in which the Group operates; instability in the global financial markets, including within the Eurozone, and as a result of ongoing uncertainty following the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; assessment related to resolution planning requirements; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; projected employee numbers and key person risk; increased labour costs; assumptions and estimates that form the basis of our financial statements; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Edward Sands

Director of Investor Relations

020 7356 1585

edward.sands@lloydsbanking.com

Eileen Khoo
Director of Investor Relations
07385 376435
eileen.khoo@lloydsbanking.com

Nora Thoden

Director of Investor Relations - ESG

020 7356 2334

nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw

External Relations Director

020 7356 2362

grant.ringshaw@lloydsbanking.com

Matt Smith

Head of Media Relations

020 7356 3522

matt.smith@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 24 February 2022